    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1996


                                                     REGISTRATION NO. 333-07547
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           ------------------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                           ------------------------
                            ZOLTEK COMPANIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MISSOURI                                     43-1311101
     (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

                 3101 MCKELVEY ROAD, ST. LOUIS, MISSOURI 63044
                                (314) 291-5110
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                      ----------------------------------
                               WILLIAM P. DOWNEY
                            CHIEF FINANCIAL OFFICER

                              3101 MCKELVEY ROAD

                           ST. LOUIS, MISSOURI 63044
                                (314) 291-5110
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

       THOMAS A. LITZ, ESQ.                       MICHAEL A. CAMPBELL, ESQ.
         THOMPSON COBURN                             MAYER, BROWN & PLATT
      ONE MERCANTILE CENTER                        190 SOUTH LASALLE STREET
    ST. LOUIS, MISSOURI 63101                      CHICAGO, ILLINOIS 60603
          (314) 552-6000                                (312) 782-0600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. / /

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. / /

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. / /

                                          CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                                                                 PROPOSED MAXIMUM
                                                  AMOUNT       PROPOSED MAXIMUM     AGGREGATE
           TITLE OF EACH CLASS OF                  TO BE        OFFERING PRICE       OFFERING         AMOUNT OF
        SECURITIES TO BE REGISTERED             REGISTERED      PER SHARE<F1>       PRICE<F1>      REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................   2,300,000<F2>        $32.50         $74,750,000       $25,776<F3>
===================================================================================================================

<F1> Estimated solely for the purpose of determining the amount of the registration fee on the basis of the average of the high and low prices of the Common Stock, $.01 par value per share, of Zoltek Companies, Inc. on June 27, 1996, as reported on the Nasdaq National Market, in accordance with Securities Act Rule 457(c).
<F2> Includes 300,000 shares subject to Underwriters' over-allotment option.
<F3> Previously paid on July 3, 1996.


                      ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED AUGUST 26, 1996


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
* INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A       *
* REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE *
* SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR    *
* MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT  *
* BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR *
* THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE    *
* SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE  *
* UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS   *
* OF ANY SUCH STATE.                                                          *
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

PROSPECTUS
- ----------

ZOLTEK
                               2,000,000 SHARES
                            ZOLTEK COMPANIES, INC.
                                 COMMON STOCK

                                --------------


   All of the shares of common stock, $.01 par value per share (``Common Stock''), offered hereby are being issued and sold by Zoltek Companies, Inc., a Missouri corporation (the ``Company'' or ``Zoltek''). The Common Stock is traded on the Nasdaq National Market under the symbol ``ZOLT.'' On August 26, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $33 1/2 per share. See ``Price Range of Common Stock and Dividend Policy.''


    SEE ``RISK FACTORS'' ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                           CRIMINAL OFFENSE.

=================================================================================================================
                                                           PRICE TO           UNDERWRITING         PROCEEDS TO
                                                            PUBLIC            DISCOUNT<F1>         COMPANY<F2>
- -----------------------------------------------------------------------------------------------------------------
Per Share...........................................          $                    $                    $
- -----------------------------------------------------------------------------------------------------------------
Total<F3>...........................................          $                    $                    $
=================================================================================================================

<F1> The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See ``Underwriting.''

<F2> Before deducting expenses payable by the Company estimated at $400,000.

<F3> The Company has granted the several Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 300,000 shares of Common Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount,
     and Proceeds to Company will be $          , $         , and $          ,
     respectively. See ``Underwriting.''

                             ---------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the shares of Common Stock will be made in New
York, New York on or about             , 1996.

                             ---------------------

MERRILL LYNCH & CO.                                  STIFEL, NICOLAUS & COMPANY
                                                            INCORPORATED

                               -----------------

              The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the ``Exchange Act''), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the ``Commission''). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed a Registration Statement (the ``Registration Statement'') with the Commission under the Securities Act, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement. The Registration Statement may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from such office upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Upon either written or oral request, any person receiving a copy of this Prospectus may obtain from the Company, without charge, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written requests should be directed to: Investor Relations, Zoltek Companies, Inc., 3101 McKelvey Road, St. Louis, Missouri 63044 (telephone number (314) 291-5110).

    The following documents filed with the Commission pursuant to applicable statutes are incorporated herein by reference:

        (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

        (2) The Company's Current Report on Form 8-K, dated December 8, 1995;

        (3) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995;

        (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

        (5) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and

        (6) The description of the Company's Common Stock set forth in the Company's Registration Statement on Form S-1, dated November 6, 1992 (File No. 33-51142), which description was incorporated by reference into the Company's Registration Statement on Form 8-A, dated November 6, 1992 (File No. 0-20600), including any amendment or report filed for the purpose of updating such descriptions.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior termination of the offering made hereby shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement contained in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.





    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE ``UNDERWRITING.''

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised, and has been adjusted to reflect a two-for-one stock split (in the form of a stock dividend), which occurred on June 17, 1996. See ``Underwriting.'' References herein to fiscal years refer to the 12-month period ended September 30 of the year indicated.


                                  THE COMPANY

    Zoltek is a leader in the rapidly developing carbon fibers market, manufacturing products for a diverse range of applications based upon carbon fibers' distinctive combination of physical and chemical properties, principally high-strength, low-weight and stiffness. Zoltek believes it produces carbon fibers at costs substantially lower than those generally prevailing in the industry and, accordingly, can supply carbon fibers for applications which are not economically viable for most higher cost competitors. With the December 1995 acquisition of Magyar Viscosa, Rt. (``Viscosa''), a Hungarian manufacturer of acrylic fiber and nylon products, the Company secured access to the technology underlying the production of the acrylic fiber raw material (known as ``precursor'') utilized in the manufacture of carbon fibers. The Company's strategy is to grow its business by continually lowering its cost to manufacture carbon fibers, marketing its carbon fibers at price points substantially lower than those generally prevailing in the industry and working with current and prospective customers to develop new carbon fiber applications. In order to alleviate its current capacity constraints and to meet indicated and forecasted demand for carbon fiber products, the Company is expanding its manufacturing capacity.

    Until the early 1980s, the high cost of carbon fibers precluded all but the most demanding applications, limiting carbon fibers use primarily to the aerospace industry. During the past decade, a number of applications have developed which are commercially viable only at carbon fiber prices lower than those prevailing for primary aerospace applications. New developing, commercial applications identified by the Company include cargo shipping containers, vehicle drive shafts, civil engineering uses, wood laminates, automotive body and structural members, mass transit vehicle components, high-strength piping and tanks, marine uses and alternative energy systems. Currently served specialty niche markets which the Company believes offer growth prospects include aircraft brakes, conductive plastics, fire-retardant coatings and specialty friction products. The Company believes that the substantial majority of current worldwide carbon fibers capacity remains dedicated to production of high-cost, high-selling price material for primary aerospace applications.

    Zoltek's goal is to be the premier provider of low-cost carbon fibers. Key elements of the Company's business strategy are as follows:


        Low-Cost Producer--The Company intends to continue to reduce its total production costs, primarily by utilizing the acrylic fiber precursor manufactured by its Viscosa operations after a transition period ending approximately 18 months from the date hereof. Longer term, the Company believes that the precursor manufacturing technology acquired in the Viscosa acquisition will enhance its ability to procure from third party sources precursor with specifications which currently are not generally available from merchant suppliers. Acrylic fiber precursor comprises approximately 50% of the Company's total carbon fiber production costs, with energy and labor costs each accounting for approximately 25%.

        Price Leadership--Zoltek has identified various price points lower than those generally prevailing in the industry, at which it believes customers will incorporate carbon fibers into their products to achieve enhanced properties and performance. The Company believes that these applications alone represent potential long-term market demand requiring substantial increases in current carbon fibers industry capacity. The ultimate goal of the Company's pricing strategy is to market carbon fibers for use as a base reinforcement material in composites at price levels resulting in composite costs per unit of strength which compete favorably with alternative base construction materials such as steel and aluminum.

        New Commercial Market Applications Development--The Company will continue to identify, evaluate and develop new commercial applications for carbon fibers. As part of its efforts to expand its current range of market applications, the Company engages in various strategic partnerships to study the viability of the use of carbon fibers in new composite materials and structural enhancement environments. Successful partnerships with commercial customers include long-term supply relationships with BF Goodrich Aerospace (aircraft brakes) and TRW Vehicle Safety Systems, Inc. (automotive airbags). The Company also recently established relationships with American President Lines, Ltd. and Stoughton Composites, Inc. (shipping containers), Compounding Technology, Inc. (computer printer components for Hewlett-Packard Company products) and Thiokol Corp. (compressed natural gas tanks).

    The Company currently is producing carbon fibers at its full operational capacity and needs to expand its capacity to meet indicated and forecasted demand for carbon fiber products. In order to increase its production capacity, the Company plans to construct up to 16 additional continuous carbonization lines by the end of fiscal 1998. In the United States, the Company plans to initially construct a new line in the St. Louis, Missouri area, which is expected to be operational by the third quarter of fiscal 1997, and is in the process of selecting a site at which it intends initially to construct two new lines planned to be operational by the end of fiscal 1997. In Hungary, the Company is constructing a building at its Viscosa facility which initially will house two lines which the Company expects to be operational by the third quarter of fiscal 1997. In the process of expanding capacity, the Company is developing a standardized continuous carbonization line design in order to optimize technical process capabilities, reduce equipment cost and shorten lead time between the decision to add lines and the time when the lines become operational.

                                 THE OFFERING

Common Stock offered hereby.........................  2,000,000 shares

Common Stock to be outstanding after the offering...  15,910,338 shares<F1>

Use of proceeds.....................................  For capital expenditures to expand carbon fibers
                                                      manufacturing capacity
                                                      and for related corporate
                                                      purposes. See ``Use of
                                                      Proceeds.''

Nasdaq National Market symbol.......................  ZOLT

- --------

<F1> Does not include: (i) 650,780 shares of Common Stock reserved for future issuance pursuant to the Company's Long Term Incentive Plan; (ii) 85,500 shares of Common Stock reserved for issuance pursuant to outstanding options granted under the Company's Directors Stock Option Plan; and (iii) 300,000 shares of Common Stock subject to the Underwriters' over-allotment option. See ``Underwriting.''

                                               SUMMARY FINANCIAL DATA
                                                                                                 NINE MONTHS ENDED
                                                                 YEAR ENDED SEPTEMBER 30,             JUNE 30,
                                                                --------------------------       -----------------
                                                                1993       1994       1995       1995      1996<F1>
                                                                ----       ----       ----       ----      --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
    Net sales...............................................   $5,141     $7,920     $12,698    $8,675     $47,213
    Gross profit............................................    2,199      3,418       4,982     3,557      12,146
    Operating income from continuing operations.............      843      1,794       3,137     2,224       5,588

    Income from continuing operations before discontinued
      operations and minority interest......................      136        799       1,577     1,049       3,782
    Income from discontinued operations, net of income
      taxes.................................................      431        208         456       210          39
    Minority interest.......................................       --         --          --        --         (28)
                                                               ------     ------     -------    ------     -------
    Net income..............................................   $  567     $1,007     $ 2,033    $1,259     $ 3,792
                                                               ======     ======     =======    ======     =======

    Income per share from continuing operations.............   $  .02     $  .09     $   .16    $  .11     $   .29
    Income per share from discontinued operations...........      .04        .02         .05       .02         .00
                                                               ------     ------     -------    ------     -------
    Net income per share....................................   $  .06     $  .11     $   .21    $  .13     $   .29
                                                               ======     ======     =======    ======     =======
    Weighted average common shares outstanding..............    9,025      9,314       9,583     9,568      13,068

                                                                            JUNE 30, 1996
                                                                     ----------------------------
                                                                     ACTUAL       AS ADJUSTED<F2>
                                                                     ------       ---------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital..............................................    $14,302         $  76,882
    Total assets.................................................     68,398           130,978
    Long-term debt, less current maturities......................      5,396             5,396
    Shareholders' equity.........................................     39,512           102,092

- ---------

<F1> The Company acquired Viscosa on December 8, 1995. The acquisition was accounted for under the purchase method and Viscosa's results are included in the Company's consolidated financial statements from such date. See ``Pro Forma Condensed Combined Financial Information'' and ``Management's Discussion and Analysis of Financial Condition and Results of Operations.''

<F2> As adjusted to reflect the sale of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $33.50 per share. See ``Use of Proceeds.''


                             ---------------------

    Zoltek Companies, Inc. is a holding company carrying out its operations through operating subsidiaries. Unless the context indicates otherwise, references herein to the ``Company'' or ``Zoltek'' refer to Zoltek Companies, Inc. and its subsidiaries. The Company's headquarters are located at 3101 McKelvey Road, St. Louis, Missouri 63044, and its headquarters telephone number is (314) 291-5110.

                                 RISK FACTORS

    Prospective purchasers of the Common Stock offered hereby should consider carefully the risk factors set forth below, as well as the other information set forth and incorporated by reference in this Prospectus, in determining whether to purchase the Company's Common Stock. This Prospectus and the documents incorporated by reference herein contain forward-looking statements which are inherently subject to risks and uncertainties. Cautionary statements made herein should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus or the documents incorporated by reference herein. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, without limitation, the following: the Company's ability to manage rapid growth, increase its carbon fibers production capacity on a timely and profitable basis, manufacture low-cost carbon fibers and profitably market them at decreasing price points, successfully operate and integrate Viscosa and penetrate existing, identified and emerging future markets for carbon fibers, as well as the other factors discussed in this Prospectus and the documents incorporated by reference herein.

MANAGEMENT OF GROWTH

    The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's management and operations. The Company's recent growth has been constrained by capacity limitations in its carbon fibers manufacturing operations. In order to effectively manage its anticipated growth, the Company must add to its carbon fibers manufacturing capacity, have access to adequate financial resources to fund significant capital expenditures, maintain gross profit margins while pursuing a growth strategy based upon achieving declining selling prices, continue to strengthen its operations, financial and management information systems, expand, train and manage its employee workforce and successfully integrate Viscosa's operations, which are substantially larger than the Company's. There can be no assurance that the Company will be able to do so effectively or on a timely basis. Failure to do so effectively and on a timely basis could have a material adverse effect upon the Company's business, operating results and financial condition. See ``Management's Discussion and Analysis of Financial Condition and Results of Operations,'' ``Business'' and ``Management.''

RISKS OF OPERATION AND INTEGRATION OF VISCOSA

    Successful execution of the Company's strategy of controlling the quality and cost of its raw materials for its carbon fiber operations will depend in large measure upon its ability to successfully manage and integrate Viscosa's operations, which are located near Budapest, Hungary. The December 1995 acquisition of Viscosa, which represents the largest acquisition by the Company to date and its first international acquisition, will continue to require substantial management time and attention. There can be no assurance that the Company will be able to operate Viscosa's acrylic fiber manufacturing processes to produce raw material acceptable for the Company's carbon fiber manufacturing operations within the timeframe estimated by the Company or at all. There also can be no assurance that the Company otherwise will manage Viscosa's operations successfully.

    Viscosa's operations generate various hazardous wastes and, from time to time, Viscosa has been cited and fined for environmental violations. In addition, the legislative and regulatory environment in Hungary continues to evolve. There can be no assurance that the application of Hungarian laws, regulations or enforcement policies will not have a material adverse effect on the Company's business, results of operations or financial condition.


    Viscosa, a manufacturer of acrylic and nylon fibers and industrial materials, operated as a state-owned company until 1993. As a consequence of the beginning of privatization and the discontinuance of financial support for industrial companies, the Hungarian government caused the government-owned company to declare bankruptcy in November 1992, which proceedings were completed by a composition with creditors in March 1993. During and subsequent to those proceedings, Viscosa's operations were adversely affected by a lack of working capital and Viscosa suffered recurring losses from operations prior to being acquired by the Company. Accordingly, the report of Viscosa's independent accountants on Viscosa's financial statements for the period immediately prior to the acquisition of Viscosa by the Company, expressed substantial doubt about Viscosa's ability to continue as a going concern due to recurring losses from operations and its inability to meet certain principal and interest obligations. Although Viscosa has reported modest income from operations in the period since the acquisition, there can be no assurance that it will continue to operate profitably or that Viscosa will not require financial support greatly in excess of that anticipated by the Company. See ``Pro Forma Condensed Combined Financial Information,'' ``Management's Discussion and Analysis of Financial Condition and Results of Operations'' and ``Business.''


RISKS OF INTERNATIONAL OPERATIONS AND MARKETS

    The Company's international operations and sales are subject to risks associated with foreign operations and markets generally, including foreign currency fluctuations, unexpected changes in regulatory, economic or political conditions, tariffs and other trade barriers, longer accounts receivable payment cycles, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, a substantial portion of Viscosa's sales are to former Communist countries, the economies of which are experiencing severe stress. There can be no assurance that such factors will not have a material adverse effect upon the Company's future revenues and business, results of operations and financial condition. See ``Business.''

DEPENDENCE UPON SENIOR MANAGEMENT AND TECHNICAL PERSONNEL

    The Company's future operating results will depend upon the continued service of its senior management, including Zsolt Rumy, its Chief Executive Officer and Chairman of the Board, and its technical personnel, none of whom is bound by an employment agreement. The Company's future success also will depend upon its continuing ability to attract and retain highly qualified managerial and technical personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial and technical employees or that it will be successful in attracting, assimilating or retaining other highly qualified personnel in the future. See ``Management.''

VOLATILITY OF STOCK PRICE




    Since the beginning of 1996, the market price of the Company's Common Stock has increased substantially and, from time to time, has fluctuated significantly. The Company believes that the volatility of the market price of the Common Stock may have been exacerbated by reports regarding the Company appearing in investment newsletters, without the cooperation or endorsement of the Company, and in certain articles appearing in the financial press and postings on electronic ``bulletin board'' services.

    In June 1996, the Commission staff requested certain financial information regarding the Company's first two quarters of fiscal 1996 in connection with an informal inquiry directed to the Company. The Company believes that the Commission determined to review certain volatile Nasdaq stocks which were the subject of coverage by certain investment newsletters and electronic bulletin board postings. However, the Commission, as a matter of policy, will not comment on these types of inquiries and, therefore, the Company cannot be certain that the informal inquiry directed to it is related to a broader review of market volatility by the Commission. The Company has cooperated fully with the Commission staff and furnished all information requested. Although there can be no assurance in this regard, based upon its discussions with the Commission staff and its review of the information submitted, the Company does not believe that the inquiry will result in any material adverse effect on the Company, its financial condition or its results of operations.

    Future announcements concerning the Company or its competitors or customers, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, developments regarding proprietary rights, changes in earnings estimates by analysts or reports regarding the Company or its industry in the financial press or investment advisory publications, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, such as recessions, military conflicts or market or market-sector declines, may materially and adversely affect the market price of the Common Stock. In addition, the Company believes that electronic bulletin board postings regarding the Company could in the future contribute to volatility in the market price of the Common Stock. Any information concerning the Company, including projections of future operating results, appearing in investment advisory publications or on-line bulletin boards, or otherwise emanating from a source other than the Company, should not be relied upon as having been supplied or endorsed by the Company. See ``Price Range of Common Stock and Dividend Policy.''

FLUCTUATIONS IN OPERATING RESULTS

    The Company's quarterly results of operations may fluctuate as a result of a number of factors, including the timing of purchase orders for, and shipments of, the Company's products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the timing of such orders and shipments. In addition, the Company's operating results could be adversely affected by such factors, among others, as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and interruptions in plant operations. The Company's results in the short-term could be adversely affected by the acquisition of Viscosa, including the possible need to supply Viscosa with unanticipated levels of working capital and expenses associated with the integration of Viscosa's operations. See ``Pro Forma Condensed Combined Financial Information'' and ``Management's Discussion and Analysis of Financial Condition and Results of Operations.''


DEPENDENCE ON EXPANSION INTO NEW MARKETS

    The Company has grown rapidly since its present carbon fibers manufacturing facility achieved full production capability in fiscal 1992. Its future growth and profitability will depend, in large measure, upon the Company's ability to penetrate new markets, which in turn, will be dependent upon development of applications for products which currently do not use carbon fiber materials. The Company's future growth and profitability also will depend upon the further expansion of sales of carbon fibers for existing applications. Substantially all of the proceeds of the offering made hereby are to be used to expand the Company's carbon fibers manufacturing capacity in anticipation of such penetration, development and expansion. There can be no assurance that the Company will be successful in its efforts to develop new applications and penetrate new markets, or that existing markets for the Company's carbon fiber products will continue to expand and develop. See ``Business.''

DEPENDENCE UPON SOLE SUPPLIER

    The Company's carbon fiber operations presently obtain their principal raw material, acrylic fiber precursor, from the sole current merchant supplier in the world pursuant to a supply agreement, the initial term of which expires in June 1999. For established aircraft applications, industry approval procedures make it impractical to qualify additional or substitute suppliers. The Company's carbon fibers business would be adversely affected if it were unable to continue to receive precursor at prices and on terms presently made available to it by its sole supplier. There can be no assurance that the Company will be able to continue to obtain desired quantities of raw material on a timely basis at prices and on terms deemed reasonable by the Company. The Company presently is in the process of diversifying its source of precursor supply through the conversion of a substantial portion of Viscosa's manufacturing capacity and the integration of its operations; however, there can be no assurance it will be successful in such efforts. See ``Business--Sources of Supply.''


DEPENDENCE ON SIGNIFICANT CUSTOMERS

    During fiscal 1995, net sales to each of two of the Company's customers constituted more than 10% of consolidated net sales. The loss of either of such principal customers would have a material adverse effect on the Company's business. See ``Business--Current Product Applications.''


COMPETITION

    The Company competes with various other participants in the advanced materials and textile fibers markets. Many of these entities have substantially greater research and development, manufacturing, marketing, financial and managerial resources than the Company. In addition, existing carbon fibers producers may refocus their activities to compete more directly with the Company. There can be no assurance that developments by existing or future competitors will not render the Company's products or technologies noncompetitive or that the Company will be able to keep pace with new technological developments. In addition, the Company's customers could decide to vertically integrate their operations and perform some or all of the functions performed by the Company. See ``Business--Competition.''

TECHNOLOGICAL CHANGE

    The Company is engaged in an industry which will be affected by future technological developments. The introduction of products or processes utilizing new technologies could render existing products or processes obsolete or unmarketable. The Company's continued success will depend upon its ability to develop and introduce on a timely and cost-effective basis new products, processes and applications that keep pace with technological developments and address increasingly sophisticated customer requirements. There can be no assurance that the Company will be successful in identifying, developing and marketing new products, applications and processes and product or process enhancements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of product or process enhancements or new products, applications or processes, or that its products, applications or processes will adequately meet the requirements of the marketplace and achieve market acceptance. The Company's business, operating results and financial condition could be materially and adversely affected if the Company were to incur delays in developing new products, applications or processes or product or process enhancements or if they were to not gain market acceptance. See ``Business.''

PROPRIETARY RIGHTS

    The Company depends upon its proprietary technology. The Company relies principally upon trade secret and copyright law to protect its proprietary technology and owns no patents which are material to its business. The Company regularly enters into confidentiality agreements with its key employees, customers and potential customers and limits access to and distribution of its trade secrets and other proprietary information. There can be no assurance that these measures will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The Company also is subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights. See ``Business--Intellectual Property.''


OPERATIONAL RISKS

    The Company's carbon fiber operations utilize high temperature processes, substantial electrical current and industrial gases which potentially can be subject to volatile chemical reactions. The Company believes that its current plant design and operating procedures minimize operational risks associated with these factors. However, as a result of mechanical or human failure or unforeseen conditions or events related to the Company's manufacturing and engineering processes or otherwise, the Company's manufacturing capacity could be materially limited or temporarily interrupted. See ``Business.''


CONTROL OF THE COMPANY

    Subsequent to this offering, Zsolt Rumy, the founder and principal shareholder of the Company, will own approximately 35% of the then outstanding shares of the Company's Common Stock. As a result, he has effective voting control of the Company, including with respect to election of the Company's directors, and will be able to prevent an affirmative vote which would be necessary for a merger, sale of assets or similar transaction involving the Company, irrespective of whether other shareholders believe such a transaction to be in their best interests. The Company's Articles of Incorporation and By-laws do not provide for cumulative voting in the election of directors. See ``Principal Shareholders and Security Ownership of Management'' and ``Description of Capital Stock--BFG Arrangement.''

AUTHORIZATION OF PREFERRED STOCK

    The Company's Articles of Incorporation authorize the issuance of ``blank check'' Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Holders of the Company's Common Stock will have no preemptive rights to subscribe for a pro rata portion of any capital stock which may be issued by the Company. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The possible impact on takeover attempts could adversely affect the price of the Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock, the Company may do so in the future. See ``Description of Capital Stock.''


CLASSIFIED BOARD OF DIRECTORS

    The Company's Articles of Incorporation divide the Board of Directors into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of the Company's stock, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control of the Company. The possible impact on takeover attempts could adversely affect the price of the Common Stock. See ``Description of Capital Stock.''


SHARES ELIGIBLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices of the Common Stock. See ``Description of Capital Stock--Shares Eligible for Future Sale.''

                                USE OF PROCEEDS

    The net proceeds to the Company (after deducting the estimated underwriting discount and estimated offering expenses) from the sale of 2,000,000 shares of Common Stock to be sold in this offering are estimated to be approximately $62.6 million, assuming a public offering price of $33.50 per share. The Company will use the net proceeds, together with internally generated funds and borrowings under credit facilities, for capital expenditures to expand its carbon fibers manufacturing capacity and for related corporate purposes. In order to increase its production capacity, the Company plans to construct up to 16 additional continuous carbonization lines by the end of fiscal 1998. In the United States, the Company plans to initially construct a new line in the St. Louis, Missouri area, which is expected to be operational by the third quarter of fiscal 1997, and is in the process of selecting a site at which it intends initially to construct two new lines planned to be operational by the end of fiscal 1997. In Hungary, the Company is constructing a building at its Viscosa facility which initially will house two lines which the Company expects to be operational by the third quarter of fiscal 1997. See ``Management's Discussion and Analysis of Financial Condition and Results of Operations'' and ``Business--Carbon Fibers Manufacturing Capacity and Expansion Plans.'' Pending such uses, the Company may temporarily invest available funds in short-term securities or bank accounts.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is currently traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol ``ZOLT.'' The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the Nasdaq National Market.


                                                                  HIGH       LOW
                                                                  ----       ---
FISCAL YEAR ENDED SEPTEMBER 30, 1994
First Quarter.................................................   $  2.67   $  1.92
Second Quarter................................................      2.75      1.63
Third Quarter.................................................      2.96      2.08
Fourth Quarter................................................      4.83      2.83

FISCAL YEAR ENDED SEPTEMBER 30, 1995
First Quarter.................................................   $  4.42   $  3.33
Second Quarter................................................      5.17      3.42
Third Quarter.................................................      9.21      4.83
Fourth Quarter................................................     12.92      6.33

FISCAL YEAR ENDING SEPTEMBER 30, 1996
First Quarter.................................................   $  9.00   $  6.50
Second Quarter................................................     23.75      7.88
Third Quarter.................................................     47.25     21.13
Fourth Quarter (through August 26, 1996)......................     36.75     21.00

    On August 26, 1996, the closing price reported for the Company's Common Stock on the Nasdaq National Market was $33.50 per share.

    As of August 26, 1996, the Company had approximately 500 shareholders of record.


    The Company has not previously paid cash dividends on its Common Stock. The Company intends to retain any earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Generally, the payment of dividends is within the discretion of the Board of Directors, who will consider the Company's financing agreements, earnings, financial condition, capital requirements and other relevant factors in making determinations regarding future dividends, if any. At present, the Company is prohibited from paying cash dividends without the consent of certain lenders.

                                CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries at June 30, 1996, and as adjusted to reflect the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $33.50 per share. See ``Use of Proceeds.'' The table set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere or incorporated by reference in this Prospectus.

                                                                            JUNE 30, 1996
                                                                     ---------------------------
                                                                     ACTUAL      AS ADJUSTED<F1>
                                                                     ------      ---------------
                                                                       (DOLLARS IN THOUSANDS,
                                                                         EXCEPT SHARE DATA)
                                                                             (UNAUDITED)
Short-term debt:
    Short-term notes payable.....................................    $ 3,509        $  3,509
    Current maturities of long-term debt.........................        886             886
                                                                     -------        --------
        Total short-term debt....................................    $ 4,395        $  4,395
                                                                     =======        ========
Long-term debt, less current maturities..........................    $ 5,396        $  5,396
Other long-term liabilities......................................      2,447           2,447
Minority interest................................................        142             142
Shareholders' equity:
    Preferred Stock, $.01 par value, 1,000,000 shares authorized;
      no shares issued or outstanding............................         --              --
    Common Stock, $.01 par value, 20,000,000 shares authorized;
      13,910,338 shares issued and outstanding actual, 15,910,338
      shares issued and outstanding as adjusted<F2>..............        139             159
    Additional paid-in capital...................................     30,557          93,117
    Cummulative translation adjustment...........................       (169)           (169)
    Retained earnings............................................      8,985           8,985
                                                                     -------        --------
        Total shareholders' equity...............................     39,512         102,092
                                                                     -------        --------
            Total capitalization.................................    $47,497        $110,077
                                                                     =======        ========

- --------

<F1> As adjusted to reflect the sale by the Company of 2,000,000 shares of
     Common Stock in this offering. See ``Use of Proceeds.''

<F2> Does not include: (i) 650,780 shares of Common Stock reserved for future issuance pursuant to the Company's Long Term Incentive Plan; (ii) 85,500 shares of Common Stock reserved for issuance pursuant to outstanding options granted under the Company's Directors Stock Option Plan; and (iii) 300,000 shares of Common Stock subject to the Underwriters' over-allotment option. See ``Underwriting.''

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data for the Company and its subsidiaries as of and for the three fiscal years ended September 30, 1995 and as of and for the nine months ended June 30, 1995 and 1996. The data as of and for the fiscal years ended September 30, 1993, 1994 and 1995 have been derived from the consolidated financial statements of the Company included herein which have been audited by Price Waterhouse LLP, independent accountants. The data as of and for the nine months ended June 30, 1995 and 1996 have not been audited by independent accountants, but in the opinion of management of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial condition and results of operations as of such dates and for such interim periods. The results of operations for the nine months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.


    The data set forth below should be read in conjunction with the consolidated financial statements and related notes, ``Pro Forma Condensed Combined Financial Information'' and ``Management's Discussion and Analysis of Financial Condition and Results of Operations'' included elsewhere or incorporated by reference herein.


                                                                                                          NINE MONTHS ENDED
                                                                          YEAR ENDED SEPTEMBER 30,             JUNE 30,
                                                                         --------------------------       -----------------
                                                                         1993       1994       1995       1995     1996<F1>
                                                                         ----       ----       ----       ----     --------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
    Net sales........................................................  $   5,141  $   7,920  $  12,698  $   8,675  $  47,213
    Cost of sales....................................................      2,942      4,502      7,716      5,118     35,067
    Gross profit.....................................................      2,199      3,418      4,982      3,557     12,146
    Selling, general and administrative expenses.....................      1,356      1,624      1,845      1,333      6,558
    Operating income from continuing operations......................        843      1,794      3,137      2,224      5,588
    Interest expense, net............................................        579        617        708        550        309
    Income from continuing operations before discontinued operations
      and minority interest..........................................        136        799      1,577      1,049      3,782
    Income from discontinued operations, net of income taxes.........        431        208        456        210         39
    Minority interest................................................         --         --         --         --        (28)
                                                                       ---------  ---------  ---------  ---------  ---------
    Net income.......................................................  $     567  $   1,007  $   2,033  $   1,259  $   3,792
                                                                       =========  =========  =========  =========  =========
    Income per share from continuing operations......................  $     .02  $     .09  $     .16  $     .11  $     .29
    Income per share from discontinued operations....................        .04        .02        .05        .02        .00
                                                                       ---------  ---------  ---------  ---------  ---------
    Net income per share.............................................  $     .06  $     .11  $     .21  $     .13  $     .29
                                                                       =========  =========  =========  =========  =========
    Weighted average common shares outstanding.......................      9,025      9,314      9,583      9,568     13,068

                                                                                SEPTEMBER 30,
                                                                         --------------------------                 JUNE 30,
                                                                         1993       1994       1995                   1996
                                                                         ----       ----       ----                   ----
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
    Working capital..................................................  $     467  $   3,866  $   6,322             $  14,302
    Total assets.....................................................     15,371     17,373     18,390                68,398
    Short-term debt..................................................      3,040      1,662        745                 4,395
    Long-term debt, less current maturities..........................      4,394      6,562      6,191                 5,396
    Shareholders' equity.............................................      5,936      7,100      9,519                39,512

- --------

<F1> The Company acquired Viscosa on December 8, 1995. The acquisition was accounted for under the purchase method and Viscosa's results are included in the Company's consolidated financial statements from such date. See ``Pro Forma Condensed Combined Financial Information'' and ``Management's Discussion and Analysis of Financial Condition and Results of Operations.''

              PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    Set forth below are: (i) the historical consolidated condensed statements of operations of each of Zoltek and Viscosa for the nine months ended June 30, 1996; (ii) the pro forma condensed combined statement of operations of Zoltek and Viscosa for the nine months ended June 30, 1996 as if the acquisition of Viscosa had been completed as of October 1, 1995; (iii) the historical consolidated condensed statements of operations of each of Zoltek and Viscosa for the fiscal year ended September 30, 1995; and (iv) the pro forma condensed combined statement of operations of Zoltek and Viscosa for the fiscal year ended September 30, 1995 as if the acquisition of Viscosa had been completed as of October 1, 1994. The presentation reflects the cash purchase of approximately 95% of Viscosa's capital stock by Zoltek. Zoltek has entered into agreements to acquire substantially all of the remaining capital stock, which is owned by existing Viscosa employees. Due to immateriality, the minority interest is not separately disclosed in the pro forma condensed combined statements of operations.

    The pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements of Zoltek included elsewhere herein and the historical financial statements of Viscosa incorporated by reference herein. The pro forma condensed combined statements of operations reflect: (i) adjustments to restate depreciation and interest expense due to revaluation of assets and elimination of debt upon purchase;
(ii) elimination of foreign exchange losses due to payment of a long-term capital lease at purchase; and (iii) issuance of additional shares of Common Stock, substantially all the proceeds of which were utilized to effect the acquisition and provide working capital for Viscosa.


    Viscosa's historical consolidated statements of operations were translated from Hungarian Forints to U.S. Dollars using the average exchange rates in effect during the periods. Viscosa's historical consolidated statements of operations include extraordinary items related to the sale of certain assets and the forgiveness of certain debt in December 1994. These two transactions are not presented in the pro forma condensed combined statements of operations.


    The pro forma condensed combined financial information set forth below is not necessarily indicative of future results of operations or results of operations that would have been reported for the periods indicated had the acquisition of Viscosa been completed as of October 1, 1994 or 1995. Further, the pro forma condensed combined statements of operations for the nine months ended June 30, 1996 should not necessarily be taken as indicative of earnings for a full fiscal year.

                                     PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                           FOR THE NINE MONTHS ENDED JUNE 30, 1996

                                                                               VISCOSA                           PRO FORMA
                                           HISTORICAL       HISTORICAL        PRO FORMA        PRO FORMA       ZOLTEK/VISCOSA
                                             ZOLTEK          VISCOSA         ADJUSTMENTS        VISCOSA           COMBINED
                                           ----------       ----------       -----------       ---------       --------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................    $  47,213        $ 11,366                          $ 11,366           $ 58,579
Cost of sales...........................       35,067           9,885        $ (190)<F1>          9,695             44,762
                                            ---------        --------        ------            --------           --------
    Gross profit........................       12,146           1,481           190               1,671             13,817
Selling, general and administrative
  expenses..............................        6,558           1,567                             1,567              8,125
                                            ---------        --------        ------            --------           --------
    Operating income from continuing
      operations........................        5,588             (86)          190                 104              5,692
Other income (expense):
    Interest income.....................          387              28                                28                415
    Interest expense....................         (696)           (574)          494 <F2>            (80)              (776)
    Other income (expense), net.........          (57)           (421)           79 <F3>           (342)              (399)
    Foreign exchange gain (loss), net...                         (658)          732 <F4>             74                 74
                                            ---------        --------        ------            --------           --------
Income (loss) from continuing operations
  before income taxes, discontinued
  operations and minority interest......        5,222          (1,711)        1,495                (216)             5,006
Provision for income taxes..............        1,440               0                                                1,440
                                            ---------        --------        ------            --------           --------
Income (loss) from continuing operations
  before discontinued operations and
  minority interest.....................    $   3,782        $ (1,711)       $1,495            $   (216)          $  3,566
                                            =========        ========        ======            ========           ========
Income per share from continuing
  operations............................    $    0.29                                                             $   0.26
Weighted average common shares
  outstanding...........................       13,068                                                               13,722

                                NOTES TO PRO FORMA
                    CONDENSED COMBINED STATEMENT OF OPERATIONS

<F1> To adjust cost of sales for reduced depreciation expense due to revaluation of fixed assets
     under purchase price allocation and the elimination of the capital lease amortization...........       $190

<F2> To adjust interest expense as a result of elimination of all Viscosa's long-term indebtedness...        494

<F3> To adjust for costs which would not have been incurred under a long-term management contract
     which was terminated in connection with the acquisition of Viscosa..............................         79

<F4> To adjust foreign exchange loss related to lease due to the elimination of the lease
     liability.......................................................................................        732

                                  PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                      FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1995

                                                                             VISCOSA                            PRO FORMA
                                           HISTORICAL      HISTORICAL       PRO FORMA         PRO FORMA       ZOLTEK/VISCOSA
                                             ZOLTEK         VISCOSA        ADJUSTMENTS         VISCOSA           COMBINED
                                           ----------      ----------      -----------        ---------       --------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............................    $  12,698       $ 50,785                          $ 50,785           $ 63,483
Cost of sales...........................        7,716         45,022       $(1,134)<F1>         43,888             51,604
                                            ---------       --------       -------            --------           --------
    Gross profit........................        4,982          5,763         1,134               6,897             11,879
Selling, general and administrative
  expenses..............................        1,845          7,611                             7,611              9,456
                                            ---------       --------       -------            --------           --------
    Operating income from continuing
      operations........................        3,137         (1,848)        1,134                (714)             2,423
Other income (expense):
    Interest income.....................           32            189                               189                221
    Interest expense....................         (740)        (1,357)        1,357 <F2>                              (740)
    Other income (expense), net.........            3           (587)          419 <F3>           (168)              (165)
    Foreign exchange gain (loss), net...                      (6,521)        5,444 <F4>         (1,077)            (1,077)
                                            ---------       --------       -------            --------           --------
Income (loss) from continuing operations
  before income taxes, discontinued
  operations and minority interest......        2,432        (10,124)        8,354              (1,770)               662
Provision for income taxes..............          855            348                               348              1,203
                                            ---------       --------       -------            --------           --------
Income (loss) from continuing operations
  before discontinued operations and
  minority interest.....................    $   1,577       $(10,472)      $ 8,354            $ (2,118)          $   (541)
                                            =========       ========       =======            ========           ========
Income (loss) per share from continuing
  operations............................    $    0.16                                                             $ (0.04)
Weighted average common shares
  outstanding...........................        9,583                                                              13,283

                                NOTES TO PRO FORMA
                    CONDENSED COMBINED STATEMENT OF OPERATIONS

<F1> To adjust cost of sales for reduced depreciation expense due to revaluation of fixed assets under purchase price allocation and the elimination of the capital lease amortization...........  $ 1,134

<F2> To adjust interest expense as a result of elimination of all Viscosa's indebtedness.............    1,357

<F3> To adjust for costs which would not have been incurred under a long-term management contract
     which was terminated in connection with the acquisition of Viscosa..............................      419

<F4> To adjust foreign exchange loss related to lease due to the elimination of the lease
     liability.......................................................................................    5,444

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the consolidated financial statements and notes thereto and the ``Pro Forma Condensed Combined Financial Information'' included elsewhere and incorporated by reference in this Prospectus.

OVERVIEW

    The Company is a Missouri corporation founded in 1975. Until it entered the carbon fibers business in 1987, the Company's business consisted of the manufacture and fabrication of various industrial products, provision of in-house and field repair services, and distribution of various industrial products manufactured by others. The Company entered the carbon fibers business in 1987 with a line of carbon fiber products for niche and specialty markets. In fiscal 1991, the Company closed its carbon fibers production facility in Lowell, Massachusetts and moved to its new production facility in St. Charles, Missouri. This production facility achieved full production capability in July 1992. In 1994, the Company began producing low-cost, high-strength carbon fiber products utilizing a proprietary continuous carbonization process to complement its specialty carbon fibers product line. In order to properly focus its efforts on emerging opportunities in the carbon fibers market, the Company sold substantially all of the assets relating to the Company's former equipment and services business unit in August 1995. The results of the unit's operations have been reclassified to identify them as discontinued operations.


    In November 1992, the Company completed its initial public offering. In November 1995, the Company completed a secondary public offering of 4.2 million shares of Common Stock and received net proceeds of $26.3 million. Pursuant to the Company's strategy to secure access to the technology underlying the production of the acrylic fiber raw material used in the manufacture of carbon fibers, the Company used the proceeds of the secondary offering to acquire Viscosa for $17.8 million in December 1995. In connection with the acquisition of Viscosa, Zoltek Corporation, a wholly owned subsidiary of the Company, acquired approximately 95% of the equity ownership and substantially all of the debt of Viscosa. Subsequently, the Company agreed to acquire substantially all the minority interest of Viscosa's other shareholders. The Viscosa acquisition is reported under the purchase method of accounting and is included in the Company's consolidated financial statements from the date of acquisition. See ``Pro Forma Condensed Combined Financial Information.''

    Zoltek's business recently has grown significantly, resulting in increases in net sales, operating income from continuing operations and income from continuing operations during each of the last three fiscal years. The increase in net sales from $5.1 million in fiscal 1993 to $12.7 million in fiscal 1995 was largely driven by long-term supply relationships with strategic partners and the development of new applications and markets for selected carbon fiber products. Operating income from continuing operations increased from $843,000 in fiscal 1993 to $3.1 million in fiscal 1995. As a percentage of net sales, operating income from continuing operations increased from 16.4% to 24.7% during this period. This increase was primarily a result of the reduction in selling, general and administrative expenses as a percentage of net sales, which declined from 26.4% in fiscal 1993 to 14.5% in fiscal 1995, partially offset by a decrease in gross margins. Net income increased from $567,000 in fiscal 1993 to $2.0 million in fiscal 1995, representing a compound annual growth rate of 88%.

    During the nine months ended June 30, 1996, the Company achieved significant sales growth in its carbon fibers business by continuing to execute its strategy to expand the market for its low-cost carbon fibers. However, such growth was constrained by the capacity limitations of its current carbon fibers manufacturing facilities. Currently, the Company is constructing a facility to house initially two continuous carbonization lines in Hungary, and is seeking a suitable site for an additional carbon fibers production facility in the United States. See ``Business--Carbon Fibers Manufacturing Capacity and Expansion Plans.''

RESULTS OF OPERATIONS

  Nine Months Ended June 30, 1996 Compared to Nine Months Ended June 30, 1995

    Net sales for the Company increased 444% to $47.2 million for the first nine months of fiscal 1996. The higher net sales resulted from the consolidation of Viscosa's activities since its acquisition on December 8, 1995, and an increase in Zoltek's carbon fibers business. For the period from December 8, 1995 to June 30, 1996, Viscosa reported net sales of $33.0 million. Net sales from Zoltek's carbon fibers business totaled $14.2 million in the first nine months of fiscal 1996, an increase of 64% compared to the first nine months of fiscal 1995. Higher sales revenues were recorded across carbon fiber product catagories. Growth in sales was constrained by production capacity. Although actual carbon fibers capacity varies with production mix, during the recent fiscal year-to-date period, the Company's sales represented manufacturing levels at substantially full operational capacity utilization.

    Gross profit increased 242% to $12.1 million for the first nine months of fiscal 1996. Increased gross profit resulted from the operation of Viscosa after its acquisition by the Company and a 60% increase in gross profit from Zoltek's carbon fibers business to $5.7 million compared to $3.6 million in the corresponding period in the prior year. As a percentage of net sales, the Company's gross profit decreased to 26% for the nine months ended June 30, 1996 from 41% for the nine months ended June 30, 1995 due to the consolidation of Viscosa. Excluding Viscosa, Zoltek's gross margin from the carbon fibers business was 40% for the first nine months of fiscal 1996 compared to 41% for the corresponding period of fiscal 1995. This decrease was attributable to a change in product mix and reduced selling prices as the Company pursued its low-cost carbon fibers strategy of broadening applications for carbon composites through enhanced affordability.

    Selling, general and administrative expenses were $6.6 million in the first nine months of the current fiscal year. Excluding the effects of the Viscosa acquisition, selling, general and administrative expenses increased to $1.8 million from $1.3 million in the first nine months of fiscal 1995. This increase was due to the addition of engineering, development and administrative staff during the nine months ended June 30, 1996, as well as costs related to the increased sales level. However, as a percentage of net sales, selling, general and administrative expenses for the carbon fibers business improved to 13% in the first nine months of fiscal 1996 from 15% in the corresponding period of the previous fiscal year.

    Operating income from continuing operations totaled $5.6 million for the first nine months of fiscal 1996, an increase of 151% compared to the first nine months of fiscal 1995. Operating income from continuing operations (after deducting general corporate expenses) from Zoltek's carbon fibers business increased 74%, to $3.9 million for the first nine months of fiscal 1996 from the first nine months of fiscal 1995. For the period from December 8, 1995 to June 30, 1996, Viscosa reported income from operations of $1.7 million. Subsequent to its acquisition, Viscosa's operations benefited from Zoltek's involvement by improved raw material procurement (through better costs and more consistent availability), elimination of debt and lease obligations, and higher production rates. The impact of Viscosa's results on the Company's results of operations for the interim period of fiscal 1996 is not necessarily indicative of future financial performance.

    Interest expense was $696,000 for the nine months ended June 30, 1996. Interest income for the period was $387,000. Net interest expense declined 44% for the first nine months of fiscal 1996 compared to the first nine months of fiscal 1995 largely due to interest generated on increased cash balances in the current year.

    During the first nine months of fiscal 1996, the Company reported income tax expense of $1.4 million compared to $627,000 for the first nine months of fiscal 1995. The effective tax rate remained relatively constant between years, excluding the effects of the Viscosa acquisition. The statutory tax rate for the Viscosa operation in Hungary is 18%. At present, Viscosa has net operating loss carryforwards arising from losses incurred prior to the Company's acquisition. These net operating loss carryforwards result in a reduced income tax liability. Due to the substantial uncertainty of the availability of these net operating loss carryforwards to reduce Viscosa's future income tax liability, the Company has recognized a full valuation allowance against these net operating loss carryforwards.

    In connection with the Company's determination, in August 1995, to dispose of its equipment and services business unit, the Company put the unit's business and related assets up for sale. The valves, pumps and repair and fluid sealing product lines were sold in August 1995. The Company sold the unit's remaining product line, flexible graphite products, on June 30, 1996 in consideration of a note receivable for $206,000, which approximated the net book value of such assets.

    As a result of the foregoing, net income increased 201% to $3.8 million in the first nine months of fiscal 1996 from $1.3 million reported for the first nine months of fiscal 1995. Similarly, the Company reported net income per share of $.29 in the first nine months of fiscal 1996 compared to net income per share of $.13 in last year's corresponding period. Weighted average common shares increased to 13.1 million from 9.6 million due primarily to the secondary offering in November 1995.

  Fiscal Year Ended September 30, 1995 Compared to Fiscal Year Ended September 30, 1994

    Net sales increased 60% to $12.7 million in fiscal 1995 from $7.9 million in fiscal 1994. The improvement resulted principally from growth in sales of carbon fibers for aircraft brake, automotive airbag and conductive plastics applications.

    Gross profit increased 46% to $5.0 million in fiscal 1995 from $3.4 million in fiscal 1994. As a percentage of net sales, gross profit was 39.2% in fiscal 1995, compared to 43.2% in fiscal 1994. The decrease was attributable primarily to increases in raw material costs, variations in the mix of products sold and the cost associated with quantities of carbon fibers provided to potential customers for evaluation purposes, the effect of which was partially offset by economies realized from the increase in the level of net sales.

    Selling, general and administrative expenses were $1.8 million in fiscal 1995 compared to $1.6 million in fiscal 1994. Expenses associated with the expanded level of net sales and a $106,000 increase in research and development expenses were offset by a decrease of $275,000 in training and start-up expenses for manufacturing capacity added in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses were 14.5% in fiscal 1995 versus 20.5% in fiscal 1994, reflecting improved leveraging of fixed costs.

    Interest expense increased to $740,000 from $617,000 in the prior fiscal year due primarily to the increase in outstanding long-term debt related to the refinancing of the Company's primary real estate properties, as well as an increase in interest rates.

    During fiscal 1995, the Company reported income tax expense of $855,000 compared to income tax expense of $382,000 in fiscal 1994, as a result of the increase in the reported level of income before income taxes. The effective tax rate increased to 35.1% from 32.3% in the prior fiscal year due to recognition in fiscal 1994 of refunds from amending prior years returns to claim research and development tax credits.


    In connection with the Company's determination, in August 1995, to dispose of its equipment and services business unit, the Company put the unit's business and related assets up for sale. The unit reported net sales of $5.8 million in fiscal 1995 and $6.7 million in fiscal 1994. The unit reported income from operations, net of income taxes, of $456,000 (including an after-tax gain of approximately $230,000) in fiscal 1995 versus $208,000 reported in fiscal 1994.


    As a result of the foregoing, net income was $2.0 million in fiscal 1995 compared to net income of $1.0 million reported for fiscal 1994. Similarly, the Company reported net income per share of $.21 in fiscal 1995 and net income per share of $.11 in fiscal 1994.

  Fiscal Year Ended September 30, 1994 Compared to Fiscal Year Ended September 30, 1993

    Net sales increased 54% to $7.9 million in fiscal 1994 from $5.1 million in fiscal 1993. This increase reflected the continued growth of sales into the Company's existing primary markets for carbon fibers: aircraft brake, automotive airbag and conductive plastics applications. During fiscal 1994 the Company also added two new applications to its primary markets, fire-retardant coatings and low-cost friction applications.

    Gross profit increased 56% to $3.4 million in fiscal 1994 from $2.2 million in fiscal 1993. Gross profit margin increased to 43.2% from 42.8% principally due to improved process efficiencies in carbon fibers manufacturing.


    Selling, general and administrative expenses increased to $1.6 million in fiscal 1994 from $1.4 million in fiscal 1993 due primarily to $275,000 of training and start-up expenses related to the new manufacturing capacity added in fiscal 1994 and an increase of $203,000 from the prior fiscal year in research and development expenditures. As a percentage of sales, the selling, general and administrative expenses were 20.5% in fiscal 1994 versus 26.4% in fiscal 1993. Operating income from continuing operations increased 112.9% to $1.8 million in fiscal 1994 compared to the prior year.


    Interest expense increased to $617,000 in fiscal 1994 from $579,000 in fiscal 1993 due primarily to an increase in the outstanding debt related to permanent financing for a portion of the Company's real estate properties, offset by a decrease in the outstanding borrowings under the revolving credit agreement, and an increase in the prime lending rate.

    The Company's effective income tax rate on income from continuing operations decreased to 32.3% in fiscal 1994 from 41.3% in fiscal 1993 due to recognition of refunds from amending prior years' returns to claim research and development tax credits. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ``Accounting for Income Taxes,'' which did not have a material impact on the Company's consolidated financial statements.


    In connection with the Company's determination, in August 1995, to dispose of its equipment and services business unit, the Company put the unit's business and related assets up for sale. The unit's revenues for fiscal 1994 and fiscal 1993 were $6.7 million and $7.2 million, respectively. The unit reported income from operations, net of income taxes, of $208,000 and $431,000 in fiscal 1994 and fiscal 1993, respectively.


    As a result of the foregoing, the Company reported an increase in net income to $1.0 million, or $.11 per share, for the year ended September 30, 1994 from $567,000, or $.06 per share, for the year ended September 30, 1993.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of liquidity have historically been and continue to be cash flow from operating activities and available borrowing capacity under credit facilities. These funding sources have been supplemented with the net proceeds from two equity offerings, long-term debt financing utilizing the equity in the Company's real estate properties and the sale of substantially all of the assets of the Company's equipment and services business unit.


    At June 30, 1996, the Company reported working capital of $14.3 million compared to working capital of $6.3 million at September 30, 1995. The increase in working capital was due primarily to receipt of the net proceeds of the secondary stock offering raised in excess of amounts used to finance the acquisition of Viscosa, as well as increased inventory levels associated with the acquisition and the repayment of long-term liabilities. Other receivables of $2.1 million consisted primarily of VAT and import tax refunds due to Viscosa from the Hungarian taxing authorities. Other short-term liabilities of $1.5 million consisted primarily of taxes owed by Viscosa which relate to payroll taxes, VAT and advances from customers. Other long-term liabilities were related to various supply agreements between Viscosa and its vendors.

    Historically, cash used in investing activities has been expended for equipment and other capital to support research and development of carbon fibers applications, the expansion of the Company's carbon fibers production capacity and the acquisition of Viscosa. In fiscal 1995, the Company's capital expenditures were $1.0 million, including installation of an enhanced research and development facility. The Company invested $1.1 million in manufacturing equipment, primarily for two additional batch carbon fiber furnaces and the completion of a continuous carbonization line during fiscal 1994. Capital expenditures of $1.8 million in fiscal 1993 related primarily to the installation of the Company's new continuous carbonization line. During the first nine months of fiscal 1996, the Company incurred capital expenditures of $3.1 million for various projects, primarily increasing capacity and improving infrastructure. These expenditures were financed principally with cash generated from operations.

    The Company currently is producing carbon fibers at its full operational capacity and needs to expand its capacity to meet indicated and forecasted demand for carbon fiber products. The Company is adding to its carbon fibers batch process capacity at its St. Charles, Missouri, plant. The Company expects to fund the capital expenditures associated with this project with available cash and borrowings. In order to increase its production capacity, the Company plans to construct up to 16 additional continuous carbonization lines by the end of fiscal 1998. In the United States, the Company plans to initially construct a new line in the St. Louis, Missouri area, which is expected to be operational by the third quarter of fiscal 1997, and is in the process of selecting a site at which it intends initially to construct two new lines planned to be operational by the end of fiscal 1997. In Hungary, the Company is constructing a building at its Viscosa facility which initially will house two lines which the Company expects to be operational by the third quarter of fiscal 1997. The construction of these continuous carbonization line facilities will be funded with the proceeds of the offering made hereby, together with internally generated funds and borrowings under credit facilities. See ``Use of Proceeds.''

    The Company's Revolving Credit Agreement has a maximum borrowing capacity of $3.5 million. At June 30, 1996, there were no outstanding borrowings under this line of credit. The Company also has $1.0 million of unused borrowing ability under a working capital credit facility. The Company has received a commitment from its bank for a $5 million secured equipment loan to finance planned U.S. capital expenditures. The Company currently has outstanding a term loan with a principal balance of $2.0 million which matures in 1999. The Company is currently reviewing financing options, including funding from the International Finance Corporation and the European Bank of Reconstruction and Development for non-recourse financing, for the addition of carbon fiber manufacturing lines at Viscosa's facilities.


    Since the beginning of fiscal 1994, the Company has obtained long-term financing utilizing its equity in its real estate properties. The applicable loan agreements prohibit the payment of dividends without the consent of the lenders.


    Pursuant to a secondary stock offering in November 1995, the Company sold
4.2 million shares of Common Stock and realized net proceeds of approximately $26.3 million. The Company utilized approximately $18 million to fund the purchase of Viscosa. During fiscal 1996, the Company has made available a total of $4 million to fund Viscosa's working capital requirements. The remaining proceeds will be used for working capital needs of Viscosa and general corporate purposes, including capital expenditures. The Company believes that Viscosa's operations may require an additional $1 million of working capital during the remainder of fiscal 1996 to supplement Viscosa's internally generated funds. Beginning in the second quarter of fiscal 1996, Viscosa obtained short-term financing consisting of working capital loans and commercial letters of credit, of which $3.5 million was outstanding as of June 30, 1996.

    In August 1995, the Company sold its valves, pumps and repair and fluid-sealing product lines for an aggregate sale price of approximately $2.5 million (consisting of $1.7 million cash, $584,000 of debt assumption and a note receivable for $200,000). The Company sold the unit's remaining product line, flexible graphite products, on June 30, 1996 in consideration of a note receivable for $206,000.

    The Company believes that identified and forecasted customer demand for carbon fibers likely will require substantial increases in capacity. The Company's current plans call for capital expenditures of approximately $70 million through fiscal 1998 for this expansion. The Company will use the proceeds of this offering, together with internally generated funds and borrowings under credit facilities, to fund such capital expenditures. See ``Use of Proceeds'' and ``Business--Carbon Fibers Manufacturing Capacity and Expansion Plans.''


NEW ACCOUNTING STANDARDS

    The following recently issued accounting standards will be applicable to the Company for its fiscal year ending September 30, 1997:

    SFAS 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,'' effective for the Company for its fiscal year ending September 30, 1997, establishes standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those to be disposed of. SFAS 121 is not expected to have a material impact on the Company's financial condition or results of operations.

    SFAS 123, ``Accounting for Stock-based Compensation,'' defines the fair value based method of accounting for stock option, purchase and award plans. SFAS 123 allows companies to use the fair value method defined therein or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, ``Accounting for Stock Issued to Employees'' (APB 25). SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

GENERAL

    Zoltek is a leader in the rapidly developing carbon fibers market, manufacturing products for a diverse range of applications based upon carbon fibers' distinctive combination of physical and chemical properties, principally high-strength, low-weight and stiffness. Zoltek believes it produces carbon fibers at costs substantially lower than those generally prevailing in the industry and, accordingly, can supply carbon fibers for applications which are not economically viable for most higher cost competitors. With the December 1995 acquisition of Viscosa, a manufacturer of acrylic fiber and nylon products, the Company secured access to the technology underlying the production of the acrylic fiber raw material utilized in the manufacture of carbon fibers. The Company's strategy is to grow its business by continually lowering its cost to manufacture carbon fibers, marketing its carbon fibers at price points substantially lower than those generally prevailing in the industry and working with current and prospective customers to develop new carbon fiber applications. In order to alleviate its current capacity constraints and to meet indicated and forecasted demand for carbon fiber products, the Company is expanding its manufacturing capacity.


INDUSTRY OVERVIEW

    Worldwide carbon fibers capacity (excluding the former Soviet Union and China) was estimated to be approximately 27 million pounds per year in calendar year 1994. Carbon fiber composites are an attractive material for a diverse range of applications, based on their distinctive characteristics, including high strength, low weight, stiffness, toughness, resistance to corrosion, resistance to fatigue, capacity to dissipate heat and electrical conductivity. Until the early 1980s, the high cost of carbon fibers precluded all but the most demanding applications, limiting carbon fibers use primarily to the aerospace industry. During the past decade, as additional capacity outpaced demand from aerospace applications, manufacturers sold excess production at significantly reduced prices. As a result, the distinctive characteristics of carbon fibers and the techniques for fabricating carbon fiber composites became more broadly understood and a number of diverse applications developed.

    A number of specialty applications are commercially viable only at carbon fiber prices lower than those prevailing for primary aerospace applications. In sporting goods manufacturing, the strength-to-weight ratio, stiffness, rapid damping and fatigue resistance characteristics of carbon fibers have made them a desirable material for a wide range of products such as golf club shafts, tennis racquets and bicycle frames. In current industrial uses, carbon fibers' non-structural properties are often most important. Chemical inertness is useful in corrosive applications for heat exchanger tubing and pump cavities and in gas turbine blades; high temperature resistance is useful in specialty metallurgical mold applications; and combined rigidity and damping are useful in audio equipment applications. New developing, commercial applications identified by the Company include cargo shipping containers, vehicle drive shafts, compressed natural gas (CNG) tanks, civil engineering uses, wood laminates, automotive body and structural members, mass transit vehicle components, high strength piping, marine uses and alternative energy systems. Currently served specialty niche markets which the Company believes offer growth prospects include aircraft brakes, conductive plastics, fire-retardant coatings and specialty friction products.


    The Company believes that the substantial majority of current worldwide carbon fibers capacity remains dedicated to production of high-cost, high-selling price material for primary aerospace applications. This market segment differs in important respects from the commercial markets targeted by Zoltek. Switching between market segments is relatively difficult and capital intensive.

BUSINESS STRATEGY

    Zoltek's goal is to be the premier provider of low-cost carbon fibers. Key elements of the Company's business strategy are as follows:


        Low-Cost Producer--The Company believes it currently manufactures carbon fibers at costs substantially lower than those generally prevailing in the industry. The Company intends to continue to reduce its total production costs primarily by utilizing the acrylic fiber precursor manufactured by its Viscosa operations after a transition period ending approximately 18 months from the date hereof. Longer term, the Company believes that the precursor manufacturing technology acquired in the Viscosa acquisition will enhance its ability to procure from third party sources precursor with specifications which currently are not generally available from merchant suppliers. Acrylic fiber precursor comprises approximately 50% of the Company's total carbon fiber production costs, with energy and labor costs each accounting for approximately 25%.

        Currently, only one textile-type acrylic fiber manufacturer, Courtaulds Fibres, Ltd. (``Courtaulds''), produces such fiber in a form suitable for precursor use (i.e., without additives). While this textile-type acrylic fiber is substantially less costly than internally produced custom-made acrylic fiber precursor utilized by most of the Company's competitors, Courtaulds takes advantage of its sole merchant supplier position to charge a premium price for its fibers sold as precursor. See ``--Sources of Supply.''

        Zoltek believes Viscosa's operations afford a strategic advantage by providing access to the technology underlying the production of precursor. A conversion of Viscosa's acrylic fiber capacity to produce precursor grade material provides the opportunity to control a reliable source of precursor on favorable terms and to optimize the carbon fibers production chain. After a transition period ending approximately 18 months from the date hereof, Viscosa is expected to be able to supply the Company's carbon fiber operations with quantities of precursor which would be sufficient to produce more than 30 million pounds annually of carbon fibers.

        Price Leadership--Zoltek has identified various price points lower than those generally prevailing in the industry, at which it believes customers will incorporate carbon fibers into their products to achieve enhanced properties and performance. Targeted commercial market applications include shipping containers, vehicle drive shafts, wrapping and reinforcement for concrete structures, pressurized tanks, wood laminates, specialty piping and a number of non-friction automotive uses. The Company believes that these applications alone represent potential long-term market demand requiring substantial increases in current carbon fibers industry capacity. The ultimate goal of the Company's pricing strategy is to market carbon fibers for use as a base reinforcement material in composites at price levels resulting in composite costs per unit of strength which compete favorably with alternative base construction materials such as steel and aluminum. The Company believes that achievement of this pricing goal would result in significant new product applications for carbon fibers.


        New Commercial Market Applications Development--The Company will continue to identify, evaluate and develop new commercial market applications for carbon fibers. Potential opportunities include: (i) applications for which carbon fiber composites have been demonstrated to be well-suited, but which only recently have begun to be commercialized (e.g., cargo shipping containers, vehicle drive shafts and CNG tanks); (ii) applications which have been established in principle or in small scale projects, but for which additional engineering and fabrication developments are required (e.g., earthquake-proofing of bridge columns, aircraft seating and off-shore spoolable piping); and (iii) applications in which carbon fibers may permit totally new technologies (e.g., flywheel-based alternative energy systems and light trains).


        As part of its efforts to expand its current range of market applications, the Company engages in various strategic partnerships to study the viability of the use of carbon fibers in new composite materials and structural enhancement environments. These relationships are designed to build on existing expertise and industry knowledge by exploring new potential uses for carbon fibers. For example, studies performed by a research consortium, including the Company, sponsored by the U.S. Advanced Research Project Agency (``ARPA'') demonstrated that columns wrapped with carbon fiber composite materials made from the Company's carbon fibers significantly improved the ability of bridges and other structures to withstand earthquakes. Successful partnerships with commercial customers include long-term supply relationships with BF Goodrich Aerospace (``BFG'') and TRW Vehicle Safety Systems, Inc. (``TRW''). The Company recently established relationships with American President Lines, Ltd. and Stoughton Composites, Inc. (shipping containers), Compounding Technology, Inc. (computer printer components for Hewlett-Packard Company products) and Thiokol Corp. (CNG tanks). Zoltek believes that as new techniques are perfected and new composites are developed, manufacturers will help develop new commercial applications for such composites, thereby creating further demand for the Company's products.


        The Company also plans to accelerate the development of new commercial applications by enhancing its application engineering capability. The Company's applications engineers will assist prospective users of carbon fibers in properly evaluating the utility of carbon fibers for new applications and will consult with customers regarding modifications of their manufacturing processes to facilitate the full use of carbon fibers.

CARBON FIBERS MANUFACTURING CAPACITY AND EXPANSION PLANS

    The present rated capacity of the Company's carbon fiber manufacturing operations is approximately 3.5 million pounds per year. The Company currently is producing carbon fibers at its full operational capacity and needs to expand its capacity to meet indicated and forecasted demand for carbon fiber products. The Company is adding to its carbon fibers batch process capacity at its St. Charles, Missouri plant. The Company expects to fund the capital expenditures associated with this project with available cash and borrowings. In order to increase its production capacity, the Company plans to construct up to 16 additional continuous carbonization lines by the end of fiscal 1998. In the United States, the Company plans to initially construct a new line in the St. Louis, Missouri area, which is expected to be operational by the third quarter of fiscal 1997, and is in the process of selecting a site at which it intends initially to construct two new lines planned to be operational by the end of fiscal 1997. In Hungary, the Company is constructing a building at its Viscosa facility which initially will house two lines which the Company expects to be operational by the third quarter of fiscal 1997. The Company will use the net proceeds of this offering, together with internally generated funds and borrowings under credit facilities, to fund capital expenditures related to these continuous carbonization lines. Each continuous carbonization line has a rated capacity of approximately 1.0 million pounds of carbon fibers per year. See ``Use of Proceeds'' and ``Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.''


    In the process of expanding capacity, the Company is developing a standardized continuous carbonization line design in order to optimize technical process capabilities, reduce equipment cost and shorten lead time between the decision to add lines and the time when the lines become operational.


CURRENT PRODUCT APPLICATIONS


    The Company's current primary carbon fiber product applications are as follows:

  Aircraft Brakes

    Carbon-carbon (carbon fibers fused in a carbon matrix) is used in aircraft brakes because its utility is enhanced by heat. Where other materials soften under rising temperatures, carbon-carbon grows stronger. Developed originally as a lightweight heat shield for spacecraft, carbon-carbon has become a key material in advanced braking systems used in fighter aircraft, military aircraft, newer model commercial airliners and newer model business aircraft.

    There is a growing replacement market for composite brakes with the retirement of older aircraft and their replacement by newer model aircraft which utilize carbon-carbon brakes. Brake pads wear out and must be replaced at regular intervals, typically at intervals of 750 to 2,000 landings depending upon aircraft type, size and use. As the relative proportion of newer aircraft to older aircraft increases, the demand for carbon-carbon brakes increases proportionately. Zoltek's carbon fibers are approved as the single source, or one of only two approved fibers, for many high production new models of commercial aircraft, and for selected civil and military aircraft.

    The Company is the exclusive supplier to BFG of carbon fibers for aircraft brakes pursuant to a ten-year agreement (the ``BFG Supply Agreement'') entered into in 1994. The Company anticipates aggregate sales of more than $80 million over the term of this agreement. The BFG Supply Agreement does not restrict the Company from supplying carbon fibers to other aircraft brake manufacturers. See ``Description of Capital Stock--BFG Arrangement.''

  Automotive Airbags

    Sales of carbon fibers used in automotive airbags account for a significant part of Zoltek's total sales of carbon fibers. Carbon fiber material is used as an additive in the airbag propellant mix in the pyrotechnic type of automotive airbag produced by TRW. The carbon fiber material is used to improve performance in the inflation process.


    Since 1994, Zoltek has been the exclusive supplier to TRW of carbon fibers for use in producing its pyrotechnic type of airbags. The automotive industry continues to conduct research and product development with respect to airbag technology. Accordingly, the Company believes that the volume of sales for this application will depend upon the relative utilization of the pyrotechnic type of airbag in automobiles and trucks in future years.

  Conductive Plastics

    Growth in computers and electronics has resulted in rising demand for carbon fibers used in conductive plastics to dissipate static electricity or to act as a shield against electromagnetic interference. Used in making plastic carrying trays for a manufacturing environment that cannot tolerate contamination, Zoltek's carbon fibers help to safeguard the electrical integrity of new and more powerful computer chips. In the past three years, Zoltek has experienced increasing levels of sales of specialty carbon fiber fillers for conductive plastic trays used in clean room environments. The Company believes that this application offers significant potential for future sales growth. Zoltek also supplies products used in carbon fiber-impregnated injection-molded plastic boxes to offer effective shielding from electromagnetic interference.


  Shipping Containers

    Composite shipping containers utilizing carbon fibers, for rail, sea and road transportation, offer the shipping industry significant weight savings, reducing operating costs and increasing efficiency. The new Refrigerated International ISO Container built by Stoughton Composites is one of the first composite shipping containers being commercialized. Its design is only made possible through the use of carbon fibers in the corner posts and I-beams, where the majority of the loads are concentrated. This container weighs approximately 5,000 pounds, compared to a typical steel container which weighs approximately 8,600 pounds. Zoltek has partnered with Stoughton Composites, Inc. and American President Lines, Ltd. to develop composite shipping containers using low-cost carbon fibers.

  Vehicle Drive Shafts

    The use of carbon fibers allows a two-piece vehicle drive shaft to be replaced with a one-piece design, reducing its average weight by approximately 60%. The inherent damping characteristics of composites also reduce the noise and vibration to the passenger compartment. New designs with hybrid carbon fiber composites and alternative processing methods continue to be developed to increase the cost-competitiveness of the composite design. Zoltek has established relationships with the leaders in the composite drive shaft field and is a current supplier for this application.

  Compressed Natural Gas Tanks


    Due to the superior performance, both in terms of physical characteristics and chemical/UV resistance, carbon fibers have emerged as a desirable material for CNG tank reinforcement. Carbon fiber-reinforced CNG tanks are primarily sold into the bus and other vehicle fleet market, as the reduction of weight directly translates to increased payload capability. In addition, the Company believes that governmental pressure to design and manufacture a sedan with significantly improved fuel efficiency could continue to cause automotive manufacturers to pursue CNG technologies. Zoltek supplies carbon fibers to several customers for use in carbon fiber-reinforced CNG tanks.

  Fire-Retardant Coatings

    Zoltek's carbon fibers are used in fire-retardant coatings to prevent or control fire-related disasters in chemical plants, nuclear power plants, refineries and off-shore drilling platforms. Used as an additive or reinforcement, carbon fiber heightens the ability of the fire-retardant coatings to withstand exceptionally high temperatures.

  Specialty Friction Products

    Specialty friction product applications are a natural extension of existing aircraft brake applications. For instance, following the lead of aircraft makers, virtually all grand prix racing cars now use carbon-carbon brakes and clutches because of their superior performance and long life in high-temperature and high-friction environments. Other friction products utilizing carbon fibers are emerging as carbon fiber prices are reduced. As the price of carbon fibers is lowered, the drive for better performance and weight reduction makes possible their use in a range of automotive applications. Zoltek is pursuing a number of initiatives in this area, including pursuant to its joint product development agreement with BFG.

    Other Company products include the following:


  Textile Fiber Products

    Acrylic fibers currently represent Viscosa's primary product line (approximately two-thirds of Viscosa's sales) and are used in producing a variety of end products, including clothing and carpet. Viscosa's acrylic fibers are sold in regional markets, principally to textile mills in Europe and, to a limited extent, Taiwan and the United States. Viscosa's primary markets for acrylic fibers are currently in Hungary and Poland.

    The other principal fiber product line currently manufactured and marketed by Viscosa consists of nylon-6 fibers and granules. Due to the long-term decline in the domestic Hungarian market for nylon-6 fibers, Viscosa has targeted export markets, the largest of which is Italy, and also has sold significant amounts in the United Kingdom and Central and Eastern Europe. Granular nylon-6 is used as a thermoplastic molding material and combined in certain applications with glass or carbon fibers.

  Other

    Viscosa also currently manufactures: carboxyl-methyl cellulose which is used as a film former, absorber or viscosity modifier for applications in soap additives, drilling mud additives, paper manufacturing and adhesive manufacturing; plastic netting and grids which are produced from continuously extruded polyethylene and polypropylene net or screen with varying specifications and used for soil stabilization and packaging; and filtration membrane products for use in filtration media utilized in food and wine processing and water purification. The Company is in the process of evaluating the ultimate potential of these products and technologies.


INTERNATIONAL

    To date, the Company's carbon fiber operations have focused primarily on meeting the needs of U.S. customers. The Company has, however, shipped limited amounts of carbon fiber products to customers in Europe and Asia, primarily for use in conductive plastics applications. Most of these sales have been made to foreign operations of domestic corporations, or to foreign parent companies of domestic operating units.

    Zoltek believes that significant opportunities exist to develop international markets, particularly in Europe and Asia, as commercial market applications of carbon fiber products develop. The Company expects to pursue opportunities in Europe through the marketing organization currently in place at Viscosa. This organization will seek to find customers for the carbon fiber products currently manufactured at the Company's plant in St. Charles, Missouri, as well as for those products produced at the carbon fibers facilities which Zoltek is constructing at Viscosa and planning to construct in the United States.

    The Company has conducted preliminary discussions with prospective strategic partners in Asia and expects that it will pursue opportunities in that market either with a strategic partner or through a direct sales office located in Asia.

COMPETITION

    The Company competes with various other producers of carbon fibers, acrylic fibers, and other textile fiber products, many of which have substantially greater research and development, marketing, financial and managerial resources than the Company and represent significant competition for the Company.


    The Company believes that no single manufacturer of carbon fiber products competes across all of its applications. The Company's direct carbon fibers competitors include Fortafil Fibers, Inc. in the United States and R.K. Carbon in Europe, inasmuch as they use the same textile-type precursor as the Company. To varying degrees, dependent on market conditions and supply, the Company also competes with larger producers, such as Hexcel Corporation and Amoco Corporation in the United States; and Toray Industries, Inc., Toho Rayon and Mitsubishi Rayon Co., Ltd. in Japan. Large international carbon fibers producers tend to market higher cost products than the Company's products, with a principal focus on aerospace structural applications. These large manufacturers tend to enter into direct competition with the Company chiefly when they engage in significant discounting due to excess capacity and product surpluses; however, such competition historically has not had a material adverse effect on the Company's business.


    The Company believes that the principal areas of competition for its carbon fibers operations are price, quality, skill in developing new applications, ability to reliably meet the customer's volume requirements and qualifications for particular programs.

    Competitors in the textile fibers market include MonteFibre, Sp.A., A.G. Bayer and Courtaulds. However, Viscosa's historic ties with and geographic proximity to customers in the former socialist countries provide competitive advantages for Viscosa in these markets compared to the larger manufacturers. Zoltek believes this advantage will decrease over time and, accordingly, Viscosa is pursuing a strategy of seeking a product mix with more favorable competitive characteristics, such as advanced materials (e.g., carbon fibers precursor).

    The non-textile market for Viscosa's products is sufficiently fragmented that no significant single direct competitor exists. Viscosa's sales of its industrial products are heavily concentrated in the Central and Eastern European markets.

SOURCES OF SUPPLY

    The Company currently obtains all of its textile-type acrylic fibers to supply its carbon fiber operations from Courtaulds, which is currently the sole merchant supplier of such raw materials in the world. Courtaulds is also the only supplier that currently produces precursor approved for use in aircraft brake applications such as those supplied under the BFG Supply Agreement. Pursuant to an agreement with the Company, Courtaulds has agreed to supply the Company with up to 4.0 million pounds per year of precursor. This supply agreement may be terminated by either party on June 30, 1999, or any anniversary thereof, by providing two years' prior notice. The Company believes Courtaulds is a reliable source of supply at the Company's current operating levels. However, as part of its growth strategy, the Company is developing alternative sources of precursor supply, including Viscosa, and expects that it ultimately will obtain most of its precursor from Viscosa. In the near term, any interruption of precursor supply from Courtaulds would have a material adverse effect on the Company's carbon fibers business.


    The major materials used in the Viscosa facility are acrylonitrile and other basic commodity chemical products which are widely available from a variety of sources.

ENVIRONMENTAL

    The carbon fibers operations at the Company's St. Charles, Missouri plant utilize incineration and scrubbing of various exhaust streams, designed to comply with applicable laws and regulations. The plant produces air emissions which are regulated and permitted by the State of Missouri, Department of Natural Resources. The plant is required by a condition of its permit to verify by performance tests that certain emission rates are not exceeded. Management believes that the plant is currently in compliance with its permit and the conditions set forth therein. The Company does not believe that compliance by its carbon fibers operations with applicable environmental regulations will have a material effect upon the Company's future capital expenditure requirements, results of operations or competitive position. There can be no assurance, however, as to the effect of implementation of current laws or future changes in federal or state environmental laws or regulations on the Company's results of operations or financial condition.

    Viscosa's operations generate various hazardous wastes, including gaseous, liquid and solid materials. From time to time, Viscosa has been cited and fined for environmental violations by regulatory authorities. The SPA commissioned an environmental audit by an independent consulting firm, which in its June 1995 report recommended expenditures aggregating approximately HUF 20.1 million (which then approximated $160,000) to correct certain identified environmental deficiencies and Zoltek expects that Viscosa's operations will require additional funds for enhancement of other environmental compliance systems. Zoltek expects that compliance with current environmental regulation will not have a material adverse effect on Viscosa's business, results of operations or financial condition. There can be no assurance, however, that the application of future national or local environmental laws, regulations and enforcement policies will not have a material adverse effect on Viscosa's business, results of operations or financial condition.

EMPLOYEES

    As of June 30, 1996, the Company employed approximately 110 persons in its U.S. operations and approximately 1,600 in its Hungarian operations. The Company's U.S. employees are not represented by any collective bargaining organizations. By law, most employees in Hungary are represented by at least one labor union and at Viscosa there are two active unions, Union Viscosa with approximately 1,000 members, and Viscosa 1990 with approximately 600 members. The Company believes that relations with both unions are good. Management meets with union representatives on a bi-weekly basis. There have not been any problems or major disagreements with either union in the past five years. The Company believes that its employee relations are good.

    In June 1993, Viscosa entered into an agreement with the Labor Office (the ``Labor Office'') of the county in which the plant is located, pursuant to which the Labor Office made a HUF 285 million (approximately $1.9 million translated at the exchange rate in effect at June 30, 1996) grant to Viscosa to finance salary payments to Viscosa's employees during the period April through December 1993. The grant is not repayable by Viscosa if Viscosa and its subsidiaries maintain an employee level of at least 1,850 through 1997, subject to certain exceptions, such as reductions in force due to normal retirement and terminations for cause. Presently, Viscosa's active workforce is below the level specified by the grant and Zoltek intends to effect reductions in staffing of operational activities as appropriate. Viscosa believes, however, that if all employees (including non-active employees, such as those on national service or maternity leave) and employees of non-core operations which may be spun-off into independent companies are considered, Viscosa would not be obligated to repay the grant. Viscosa is undertaking to clarify the application of the calculation and to amend the agreement to confirm Viscosa's understanding. Although there can be no assurance that a mutually acceptable arrangement will be achieved, Zoltek believes that the ultimate resolution of the grant will not have a material adverse effect on its consolidated financial condition or results of operations.


PROPERTIES

    The Company's facilities are listed below and are considered to be suitable and adequate for its operations. All the Company's properties are owned or leased subject to various mortgage loans.


                                                                                                       APPROXIMATE AREA
         LOCATION                                                       USE                            (IN SQUARE FEET)
         --------                                                       ---                            ----------------
St. Louis, Missouri....................................  Administrative offices, marketing and
                                                           engineering                                        40,000
St. Charles, Missouri<F1>..............................  Carbon fibers manufacturing                         107,000
Nyergesujfalu, Hungary<F2>.............................  Acrylic fiber, nylon, other manufacturing         1,600,000

- --------

<F1> Subject to ground lease which expires in 2065, subject to a 24-year renewal option thereafter.

<F2> Viscosa is located on a 150-acre site in the town of Nyergesujfalu, approximately 30 miles from Budapest. The facility is located on a main highway between Budapest and Vienna on the shore of the Danube River and on a major rail line.


INTELLECTUAL PROPERTY

    The Company believes that it has developed and utilizes valuable technology and innovations, including various aspects of its manufacturing process, which are trade secrets in which it has a proprietary interest. The Company seeks to protect its proprietary information by, among other things, requiring key employees to execute non-disclosure agreements. The Company holds no material patents.


LEGAL PROCEEDINGS

    In September 1995, Kenny Securities Corp. (``Kenny'') filed a lawsuit in the Circuit Court of St. Louis County against the Company and Zsolt Rumy alleging that the Company breached a verbal agreement with Kenny that Kenny would be selected as a co-manager for the Company's November 1995 secondary Common Stock offering and that the defendants did not intend to honor the alleged agreement when made. The Company denies liability, believes it has defenses to the claims, which defenses are well-grounded in fact and law, and has counterclaimed against Kenny and John J. Kenny, an officer of Kenny, for damages and a declaratory judgment. In August 1996, the Court granted the Company's motion to compel arbitration of these claims under the rules of the National Association of Securities Dealers, Inc. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its financial condition or results of operations.


    Except for the foregoing, the Company is not a defendant in any material legal proceedings other than ordinary routine litigation incidental to its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company and Viscosa, and their respective ages and positions with the Company and Viscosa, are as follows:


          NAME                    AGE                               POSITION
          ----                    ---                               --------
    Zsolt Rumy................     53   Chairman of the Board, Chief Executive Officer and President
    Orel R. Kiphart...........     58   Vice President of the Company and President of Zoltek Corporation (carbon fibers manufacturing operations)
    William P. Downey.........     38   Chief Financial Officer and Secretary
    Gyorgy Paszty.............     54   Vice President of the Company and President of Viscosa
    Linn H. Bealke............     51   Director
    James W. Betts............     58   Director
    Charles A. Dill...........     56   Director
    James Dorr................     61   Director
    John L. Kardos............     57   Director






    Zsolt Rumy is the founder of the Company and has served as its Chairman, President and Chief Executive Officer and as a Director since 1975. Prior to founding the Company, Mr. Rumy served as Industrial Marketing Manager and Process Engineer for Monsanto Company, Accounts Manager for General Electric Company and Technical Sales Representative for W.R. Grace Company. Since May 1996, Mr. Rumy has served as a director of Southwest Bank of St. Louis, with which the Company maintains its primary banking relationships. Mr. Rumy received a BS in Chemical Engineering from the University of Minnesota in 1966. Mr. Rumy speaks fluent Hungarian.

    Orel R. Kiphart has served as President of Zoltek Corporation and Vice President of the Company since June 1996. For more than five years prior to joining the Company, he served as Director of Carbon Products for BF Goodrich Aerospace, responsible for all that company's high-temperature composite manufacturing, product development and sales and marketing of carbon products to industrial markets. Mr. Kiphart received a BS in Business and Engineering from California State Polytechnic University in 1966 and an MS in Systems Management from Florida Institute of Technology in 1969.


    William P. Downey has served as Chief Financial Officer and Secretary of the Company since March 1996. For more than five years prior to joining the Company he served in various staff and management positions with MEMC Electronic Materials, Inc., most recently serving as Vice President, Finance and Product Development of a joint venture between MEMC and IBM Corporation which manufactured silicon-on-insulator wafers for the global semiconductor market. Mr. Downey received a BS in Business Administration from the University of Michigan in 1980 and an MBA from Washington University in 1992.


    Gyorgy Paszty has served as Vice President of the Company since February 1996 and as Managing Director of Viscosa since 1990. Prior to that time, he served in various technical and management positions in the Hungarian chemical industry. Mr. Paszty received a BS in Chemical Engineering from the Technical University, Budapest, Hungary, in 1966. Mr. Paszty currently serves as President of the Hungarian Chemical Association and as Executive Vice President of the Federation of Hungarian Industrialists. Mr. Paszty speaks fluent English.

    Linn H. Bealke has served as a Director of the Company since August 1992. For more than the past five years he has been President and Director of Mississippi Valley Bancshares, Inc. (a bank holding company) and Vice Chairman of Southwest Bank of St. Louis.


    James W. Betts has served as a Director of the Company since August 1992. For more than the past five years, he has been Vice President Raw Materials of Great Lakes Carbon Corp. (a producer of carbon products).

    Charles A. Dill has served as a Director of the Company since August 1992. Since October 1995, he has been a managing general partner of Gateway Venture Partners, a venture capital firm. He served as President of Bridge

Information Systems, Inc. (a provider of databases and systems to institutional investors) from 1991 to October 1992 and as Chief Executive Officer from October 1992 to April 1995. From February 1988 to September 1990, he was President and a Director of AVX Corporation (a ceramic electronic devices manufacturer). From May 1982 to February 1988, he was Senior Vice President and a member of the Office of the Chief Executive and an Advisory Director of Emerson Electric Company (a diversified manufacturer of electrical and other products), where he was the corporate officer responsible for that corporation's power transmission, electrical and electronic divisions. Mr. Dill serves as a director of Stifel Financial Corp., the parent of Stifel, Nicolaus & Company, Incorporated, a securities brokerage, investment management and investment banking firm.


    James Dorr has served as a Director of the Company since August 1992. Since June 1995, he has been engaged in business as a consultant. For more than five years prior to June 1995 when he retired, he served as Director--Advanced Materials and Structures of McDonnell Douglas Corporation (an aircraft manufacturer).


    John L. Kardos has served as a Director of the Company since August 1992. For more than the past five years he has been Professor of Chemical Engineering of Washington University, St. Louis, Missouri, where he has been Chairman of the Department of Chemical Engineering since July 1991. From June 1971 to July 1991, he was Chairman of the Graduate Program in Materials Science and Engineering and Director of the Materials Research Laboratory of Washington University.




    Each director of the Company holds office until his successor has been duly elected and qualified. Officers of the Company are elected by the Board of Directors of the Company at each annual meeting of the Board of Directors and serve at its discretion. The Company's Board of Directors is divided into three classes, with three-year staggered terms. Messrs. Kardos and Bealke are Class I directors, Messrs. Betts and Dorr are Class II directors and Messrs. Rumy and Dill are Class III directors. The terms of the Class I, Class II and Class III directors expire in 1997, 1998 and 1999, respectively.

    The officers of the Company are elected at the annual meeting of the Board of Directors of the Company and serve at its discretion.

COMMITTEES OF THE BOARD

    The Board of Directors has a standing Audit Committee and Compensation Committee.

    The members of the Audit Committee are Messrs. Bealke and Dorr. The Audit Committee reviews the scope of the Company's engagement of its independent public accountant and their reports. The Audit Committee also meets with the financial staff of the Company to review accounting procedures and reports.

    The Compensation Committee is composed of Messrs. Betts and Dill. The Compensation Committee is authorized to review and make recommendations to the Board of Directors regarding the salaries and bonuses to be paid executive officers and to administer the Company's Long Term Incentive Plan.

          PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of July 31, 1996 and as adjusted to reflect the sale of shares of Common Stock offered hereby for each director and executive officer of the Company, individually, and all directors and executive officers of the Company as a group. Except as provided under applicable community property laws or as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his shares. The Company is issuing and selling all of the Common Stock offered hereby.

                                                                                PERCENT<F1>
                                                                     ---------------------------------
             NAME OF BENEFICIAL OWNER                 NUMBER         BEFORE OFFERING    AFTER OFFERING
             ------------------------                 ------         ---------------    --------------
Zsolt Rumy<F2>....................................   5,600,000             40.3%              35.2%
Orel R. Kiphart...................................          --               <F*>               <F*>
William P. Downey.................................          --               <F*>               <F*>
Gyorgy Paszty.....................................          --               <F*>               <F*>
Linn Bealke.......................................       7,500<F4>           <F*>               <F*>
James W. Betts....................................      39,000<F3>           <F*>               <F*>
Charles A. Dill...................................      21,400<F3>           <F*>               <F*>
James Dorr........................................      21,000<F5>           <F*>               <F*>
John L. Kardos....................................      21,000<F3>           <F*>               <F*>
All directors and executive officers as a group (9
  persons)........................................   5,709,900<F6>         40.8%              35.7%

- --------

<F*>
  Less than one percent.

<F1> Based upon 13,910,338 shares of the Company's Common Stock issued and outstanding as of July 31, 1996 and for each director or executive officer or the group, the number of shares subject to options that may be acquired by such director or executive officer within 60 days upon exercise of the option.

<F2> Mr. Rumy's address is 3101 McKelvey Road, St. Louis, Missouri 63044. See
     ``Description of Capital Stock--BFG Arrangement.''

<F3> Includes 21,000 shares subject to presently exercisable stock options.

<F4> Includes 7,500 shares subject to presently exercisable stock options.

<F5> Includes 15,000 shares subject to presently exercisable stock options.

<F6> Includes 85,500 shares subject to presently exercisable stock options.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share, which may be issued in one or more series. As of July 31, 1996, 13,910,338 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then standing for election. The Company's Articles of Incorporation provide for a classified Board of Directors with three classes serving staggered three-year terms so that a maximum of one-third of the directors can be elected at any annual meeting. This provision could have the effect of delaying, deferring or preventing a change in control of the Company. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock would share ratably in all remaining assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are and the shares of Common Stock offered hereby will be, when issued for the consideration set forth in this Prospectus, fully paid and nonassessable.


PREFERRED STOCK

    The Company is authorized to issue Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without further shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no present intention to issue any shares of its Preferred Stock.

DIVIDENDS

    The Company presently intends to retain future earnings in order to provide funds for the operation and expansion of its business. Furthermore, the declaration and payment of cash dividends is prohibited without the consent of certain of the Company's lenders. Future dividends, if any, also will depend, in the discretion of the Board of Directors, on the Company's earnings, financial condition, capital requirements and other relevant factors. See ``Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.''

SHAREHOLDER NOMINATIONS AND PROPOSALS

    The Company's By-laws provide for advance notice requirements for shareholders' nominations and proposals at annual meetings of the Company. At annual meetings, generally shareholders may submit nominations for directors or other proposals only upon written notice to the Company not less than 30 nor more than 60 days prior to the anniversary date of the previous year's annual meeting. Notwithstanding the foregoing, in the event that less than 40 days' advance notice of an annual shareholders meeting is given, a shareholder nomination or proposal (as the case may be) must be made within ten days of the date of such notice.

TRANSFER AGENT

    Boatmen's Trust Company, St. Louis, Missouri, is the Transfer Agent and the Registrar of the Common Stock.

MISSOURI TAKEOVER STATUTES

    Under Missouri law, a person (or persons acting as a group) who acquires 20% or more of the outstanding stock of an ``issuing public corporation'' will not have voting rights, unless: (i) such acquiring person satisfies certain statutory disclosure requirements, and (ii) the restoration of voting rights to such acquiring person is approved by the issuing public corporation's shareholders. Additional shareholder approval is required to restore voting rights when an acquiring person has acquired one-third and a majority, respectively, of the outstanding stock of the issuing public corporation.

    Missouri law also regulates a broad range of ``business combinations'' between a ``resident domestic corporation'' and an ``interested shareholder.'' ``Business combination'' is defined to include, among other things, mergers, consolidations, share exchanges, asset sales, issuances of stock or rights to purchase stock and certain related party transactions. ``Interested shareholder'' is defined as a person who: (i) beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a resident domestic corporation or (ii) is an affiliate of a resident domestic corporation and at any time within the last five years has beneficially owned 20% or more of the voting stock of such corporation. Missouri law prohibits a resident domestic corporation from engaging in a business combination with an interested shareholder for a period of five years following the date on which the person became an interested shareholder, unless the Board of Directors approved the business combination before the person became an interested shareholder. Business combinations after the five-year period following the stock acquisition date are
                                      32
permitted only if: (i) the Board of Directors approved the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by the holders of a majority of the outstanding voting stock (other than the interested shareholder), and (iii) the consideration to be received by shareholders meets certain statutory requirements with respect to form and amount.

    The Company believes that it is both an ``issuing public corporation'' and a ``resident domestic corporation'' subject to the Missouri takeover statutes described above. Missouri law defines each type of entity as including a Missouri corporation having: (i) one hundred or more shareholders; (ii) its principal place of business, principal office or substantial assets in Missouri; and (iii) certain prescribed percentages of stock ownership by Missouri residents. While the Company believes it would be subject to such takeover statutes, there can be no assurance that a court of competent jurisdiction ultimately would so hold.

BFG ARRANGEMENT

    The BFG Supply Agreement provides that in the event the Company's Board of Directors determines to seek a sale of, or significant investment in, the Company, it first would negotiate such proposed transaction exclusively with BFG for specified time periods. Mr. Rumy also has agreed, subject to certain exceptions, to negotiate exclusively with BFG for a specified period if he determines to sell a significant amount of shares of the Company's Common Stock. The foregoing obligations are expressly subject to applicable fiduciary duties of the Company's directors and Mr. Rumy, as principal shareholder.

    BFG's rights to exclusive negotiations with the Company or Mr. Rumy, as the case may be, in the event of a proposed sale or investment terminate on the first to occur of: (i) a material breach by BFG in performing its obligations under the BFG Supply Agreement; (ii) such time as sales to BFG account for less than 15% of carbon fibers sales in any trailing four quarters; or (iii) termination of the BFG Supply Agreement.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have outstanding 15,910,338 shares of Common Stock and presently exercisable options to purchase an additional 85,500 shares. All of such shares of Common Stock held by nonaffiliates of the Company are freely tradeable and the remainder of such shares are eligible for sale under Rule 144 under the Securities Act of 1933, as amended (the ``Securities Act'').

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell, within a three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on Nasdaq during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding the Company. Any person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the three months preceding a sale, and who is deemed to have beneficially owned shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice or current public information requirements. Affiliates, however, continue to be subject to such volume limitations and other requirements. As defined in Rule 144, an ``affiliate'' of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer, and generally includes members of the Board of Directors and senior management.


    The Company has registered all of the shares of Common Stock issued or reserved for future issuance under its Long Term Incentive Plan and Directors Stock Option Plan. As of the date hereof, there were a total of 605,000 shares of Common Stock subject to outstanding options under the Long Term Incentive Plan, which could be so sold upon the exercise of such options (subject to applicable vesting requirements). As of the date hereof, there were a total of 85,500 shares of Common Stock subject to outstanding options (which are presently exercisable) under the Directors Stock Option Plan. Each director and executive officer of the Company has agreed not to sell or otherwise dispose of any shares of Common Stock for a period ending 180 days after the date of this Prospectus, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale to the public will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock following the offering made hereby could adversely affect the market price of the Common Stock.

                                 UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the ``Purchase Agreement''), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated (``Merrill Lynch'') and Stifel, Nicolaus & Company, Incorporated are acting as representatives (the ``Representatives''), has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                                            NUMBER
               UNDERWRITER                                                                 OF SHARES
               -----------                                                                 ---------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated................................................................
Stifel, Nicolaus & Company, Incorporated...............................................







                                                                                           ---------
           Total.......................................................................    2,000,000
                                                                                           =========

    The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $    per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $    per
share to certain other dealers. After the offering contemplated hereby, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table is of the 2,000,000 shares of Common Stock initially offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares are being offered.

    In connection with this offering, certain Underwriters or their respective affiliates who are qualified market makers on Nasdaq may engage in ``passive market making'' in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act of 1933, as amended (the ``Securities Act''), pertaining to the security to be distributed.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.


    The Company and each of the directors and executive officers of the Company have agreed that they will not sell or otherwise dispose of any Common Stock without the prior written consent of Merrill Lynch for a period of 180 days from the date of this Prospectus, except that the Company may, without such consent, issue shares upon the exercise of options granted, or grant options to purchase Common Stock, pursuant to Company employee benefit, non-employee director stock or dividend reinvestment plans.


    Charles A. Dill, a director of the Company, serves as a director of Stifel Financial Corp., the parent of Stifel, Nicolaus & Company, Incorporated, one of the Representatives.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby is being passed upon for the Company by Thompson Coburn, St. Louis, Missouri. Mayer, Brown & Platt, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the shares of Common Stock offered hereby.


                                    EXPERTS

    The consolidated financial statements of the Company and its subsidiaries as of September 30, 1994 and 1995, and for each of the three fiscal years in the period ended September 30, 1995, have been included herein or incorporated by reference in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Viscosa for the six months ended December 31, 1993, the year ended December 31, 1994 and the six months ended June 30, 1995, have been incorporated by reference herein in reliance upon the report (which contains an explanatory paragraph relating to Viscosa's ability to continue as a going concern as described in Note 1 to Viscosa's consolidated financial statements) of Price Waterhouse (Budapest), independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           ITEM                                                                PAGE
                           ----                                                                ----

Report of Independent Accountants.....................................................           F-2

Consolidated Balance Sheet as of September 30, 1994 and 1995
  and June 30, 1996 (unaudited).......................................................           F-3

Consolidated Statement of Income for the years ended
  September 30, 1993, 1994 and 1995 and for the nine months
  ended June 30, 1995 and 1996 (unaudited)............................................           F-4

Consolidated Statement of Changes in Shareholders' Equity for
  the years ended September 30, 1993, 1994 and 1995 and for
  the nine months ended June 30, 1996 (unaudited).....................................           F-5

Consolidated Statement of Cash Flows for the years ended
  September 30, 1993, 1994 and 1995 and for the nine months
  ended June 30, 1995 and 1996 (unaudited)............................................           F-6

Notes to Consolidated Financial Statements............................................           F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
  Shareholders of Zoltek Companies, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc., and its subsidiaries at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 1, effective October 1, 1993, the Company changed its method of accounting for income taxes.

Price Waterhouse LLP
St. Louis, Missouri

October 13, 1995, except as to Note 11, which is as of November 22, 1995, and as to Note 2 which is as of December 8, 1995

                                                      ZOLTEK COMPANIES, INC.

                                                    CONSOLIDATED BALANCE SHEET

                                                                                                SEPTEMBER 30,
                                                                                             -------------------        JUNE 30,
                                                                                             1994           1995          1996
                                                                                             ----           ----        --------
                                                                                                                       (UNAUDITED)

ASSETS
- ------
Current assets:
    Cash and cash equivalents.........................................................    $   156,496    $ 1,677,400   $ 8,492,458
    Accounts receivable, less allowance for doubtful accounts of $20,000, $28,038 and
      $158,297, respectively..........................................................      2,934,882      3,066,427     9,823,646
    Inventories.......................................................................      3,657,924      3,127,339    14,158,787
    Prepaid expenses..................................................................         45,810         27,144        78,272
    Refundable income taxes...........................................................        200,820             --            --
    Other receivables.................................................................             --             --     2,128,102
    Assets held for sale..............................................................             --        581,472            --
                                                                                          -----------    -----------   -----------
        Total current assets..........................................................      6,995,932      8,479,782    34,681,265
Property and equipment, net...........................................................     10,312,366      9,355,773    32,887,238
Notes receivable......................................................................             --        200,000       628,276
Loan origination and deferred costs...................................................         63,927        354,175        65,902
Intangible assets, net................................................................             --             --       121,829
Other assets..........................................................................            500            500        13,914
                                                                                          -----------    -----------   -----------
        Total assets..................................................................    $17,372,725    $18,390,230   $68,398,424
                                                                                          ===========    ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------
Current liabilities:
    Revolving credit agreement........................................................    $ 1,027,969    $        --   $        --
    Short-term notes payable..........................................................             --             --     3,508,501
    Current maturities of long-term debt..............................................        633,702        744,542       885,761
    Trade accounts payable............................................................      1,105,659        861,578    10,256,052
    Accrued expenses..................................................................        289,027        290,060            --
    Other short-term liabilities......................................................             --             --     1,505,478
    Reserve for reorganization of acquired operations.................................             --             --     3,566,198
    Income taxes payable..............................................................         73,461        262,052       657,286
                                                                                          -----------    -----------   -----------
        Total current liabilities.....................................................      3,129,818      2,158,232    20,379,276
Other long-term liabilities...........................................................             --             --     2,447,370
Minority interest.....................................................................             --             --       142,146
Long-term debt, less current maturities...............................................      6,562,446      6,191,157     5,395,910
Deferred income taxes.................................................................        580,000        522,000       522,000

Shareholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and
      outstanding.....................................................................             --             --            --
    Common stock, $.01 par value, 8,000,000, 8,000,000 and 20,000,000 shares authorized, respectively, and 3,128,570, 4,813,203 and 13,910,338 shares issued
      and outstanding, respectively...................................................         31,285         48,132       139,103
    Additional paid-in capital........................................................      3,823,342      4,208,336    30,557,008
    Cumulative translation adjustment.................................................             --             --      (169,389)
Retained earnings.....................................................................      3,245,834      5,262,373     8,985,000
                                                                                          -----------    -----------   -----------
                                                                                            7,100,461      9,518,841    39,511,722
                                                                                          -----------    -----------   -----------
        Total liabilities and shareholders' equity....................................    $17,372,725    $18,390,230   $68,398,424
                                                                                          ===========    ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                                      ZOLTEK COMPANIES, INC.

                                                 CONSOLIDATED STATEMENT OF INCOME

                                                                   YEAR ENDED SEPTEMBER 30,           NINE MONTHS ENDED JUNE 30,
                                                               --------------------------------       --------------------------
                                                               1993          1994          1995           1995          1996
                                                               ----          ----          ----           ----          ----
                                                                                                              (UNAUDITED)
Net sales................................................   $5,140,684    $7,920,651    $12,697,558    $8,674,542    $47,213,494
Cost of sales............................................    2,941,983     4,502,263      7,715,879     5,117,932     35,067,297
                                                            ----------    ----------    -----------    ----------    -----------
Gross profit.............................................    2,198,701     3,418,388      4,981,679     3,556,610     12,146,197
Selling, general and administrative expenses.............    1,356,060     1,624,327      1,844,689     1,332,425      6,558,684
                                                            ----------    ----------    -----------    ----------    -----------
Operating income from continuing
  operations.............................................      842,641     1,794,061      3,136,990     2,224,185      5,587,513
Other income (expense):
Interest expense.........................................     (579,292)     (616,608)      (739,506)     (561,784)      (695,942)
Interest income..........................................           --            --         31,647        11,644        386,993
Other, net...............................................      (31,960)        2,988          2,653         2,108        (56,941)
                                                            ----------    ----------    -----------    ----------    -----------
Income from continuing operations before
  income taxes, discontinued operations and minority
  interest...............................................      231,389     1,180,441      2,431,784     1,676,153      5,221,623
Provision for income taxes...............................       95,457       381,839        854,713       626,948      1,440,073
                                                            ----------    ----------    -----------    ----------    -----------
    Income from continuing operations before discontinued
      operations and minority interest...................      135,932       798,602      1,577,071     1,049,205      3,781,550
Income from discontinued operations, net of income
  taxes..................................................      431,414       208,006        455,512       209,713         38,584
                                                            ----------    ----------    -----------    ----------    -----------
    Income before minority interest......................      567,346     1,006,608      2,032,583     1,258,918      3,820,134
Less: interest of minority shareholders in
  income of consolidated subsidiary......................           --            --             --            --         27,957
                                                            ----------    ----------    -----------    ----------    -----------
    Net income...........................................   $  567,346    $1,006,608    $ 2,032,583    $1,258,918    $ 3,792,177
                                                            ==========    ==========    ===========    ==========    ===========
Income per share from continuing operations..............   $     0.02    $     0.09    $      0.16    $     0.11    $      0.29
Income per share from discontinued operations............         0.04          0.02           0.05          0.02           0.00
                                                            ----------    ----------    -----------    ----------    -----------
Net income per share.....................................   $     0.06    $     0.11    $       .21    $     0.13    $      0.29
                                                            ==========    ==========    ===========    ==========    ===========
Weighted average common shares
  outstanding............................................    9,025,000     9,313,590      9,582,936     9,568,287     13,068,325

   The accompanying notes are an integral part of the consolidated financial statements.

                                      F-4

                                                     ZOLTEK COMPANIES, INC.

                                   CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                      ADDITIONAL      CUMULATIVE
                                                        PREFERRED       COMMON         PAID-IN       TRANSLATION      RETAINED
                                                          STOCK          STOCK         CAPITAL        ADJUSTMENT      EARNINGS
                                                        ---------       ------        ----------     -----------      --------
Balance, September 30, 1992........................      $      0       $ 20,000      $         0     $      --      $1,671,880
Common stock offering in November 1992.............            --         11,000        3,665,348            --              --
Net income for the year ended September 30, 1993...            --             --               --            --         567,346
                                                         --------       --------      -----------     ---------      ----------
Balance, September 30, 1993........................            --         31,000        3,665,348            --       2,239,226
Exercise of stock options..........................            --            285          113,994            --              --
Benefit of tax deduction for stock option
  compensation expense.............................            --             --           44,000            --              --
Net income for the year ended September 30, 1994...            --             --               --            --       1,006,608
                                                         --------       --------      -----------     ---------      ----------
Balance, September 30, 1994........................             0         31,285        3,823,342            --       3,245,834
Exercise of stock options..........................            --            803          278,994            --              --
Benefit of tax deduction for stock option
  compensation expense.............................            --             --          106,000            --              --
Common stock split (3-for-2) in September 1995.....            --         16,044               --            --         (16,044)
Net income for the year ended September 30, 1995...            --             --               --            --       2,032,583
                                                         --------       --------      -----------     ---------      ----------
Balance, September 30, 1995........................             0         48,132        4,208,336            --       5,262,373
Secondary stock offering November 1995
  (unaudited)......................................            --         20,850       26,270,471            --              --
Common stock split (2-for-1) in June 1996
  (unaudited)......................................            --         69,550               --            --         (69,550)
Exercise of stock options (unaudited)..............            --            571           78,201            --              --
Foreign currency translation adjustment from the
  date of the Viscosa acquisition through June 30,
  1996 (unaudited).................................            --             --               --      (169,389)             --
Net income for the nine months ended June 30, 1996
  (unaudited)......................................            --             --               --            --       3,792,177
                                                         --------       --------      -----------     ---------      ----------
Balance March 31, 1996 (unaudited).................      $      0       $139,103      $30,557,008     $(169,389)     $8,985,000
                                                         ========       ========      ===========     =========      ==========

       The accompanying notes are an integral part of these statements.

                                      F-5

                                                       ZOLTEK COMPANIES, INC.

                                                CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                            NINE MONTHS
                                                                 YEAR ENDED SEPTEMBER 30,                  ENDED JUNE 30,
                                                            ----------------------------------           -------------------
                                                            1993           1994           1995           1995           1996
                                                            ----           ----           ----           ----           ----
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
    Net income.......................................    $  567,346     $1,006,608     $2,032,583     $1,258,918     $ 3,792,177
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization................       837,297        949,978      1,049,103        790,361       1,955,935
        Unrealized foreign exchange gain.............            --             --             --             --        (121,881)
        Minority interest............................            --             --             --             --          27,957
        Gain on sale of Equipment and Service
          Business Unit (``ESBU'')...................            --             --       (387,887)            --         (39,612)
        Changes in assets and liabilities, net of
          effects from purchase of Viscosa:
            (Increase) decrease in accounts
               receivable............................      (490,844)      (815,423)      (131,545)       424,521      (1,455,087)
            Increase in other receivables............            --             --             --             --      (1,332,692)
            Increase in inventories..................      (342,063)      (701,393)    (1,203,239)    (1,554,816)     (4,167,317)
            (Increase) decrease in prepaid
               expenses..............................       (40,780)        22,770           (214)       (67,397)        (51,128)
            (Increase) decrease in refundable income
               taxes.................................       (22,411)      (145,509)       200,820        199,002
            Decrease in inventories held for sale....            --             --             --                        452,529
            Decrease in notes receivable.............            --             --             --                       (173,830)
            Increase in intangible assets............            --             --             --                        (21,925)
            Increase (decrease) in trade accounts
               payable...............................      (472,148)      (335,805)      (244,081)      (192,551)        858,824
            Increase (decrease) in other short-term
               liabilities...........................            --             --             --        (42,574)         63,387
            Increase (decrease) in accrued
               expenses..............................        71,653         (6,013)       (73,967)            --              --
            Increase in income taxes payable.........                       73,461        188,591        102,028         395,234
            Decrease in reserve for reorganization of
               acquired operations...................            --             --             --             --        (383,802)
            Increase (decrease) in deferred income
               taxes.................................        44,000        315,038        (58,000)            --              --
            Decrease in other long-term
               liabilities...........................            --             --             --             --      (1,406,729)
            Decrease in minority interest............            --             --             --             --        (228,887)
                                                         ----------     ----------     ----------     ----------     -----------
                 Total adjustments...................      (415,296)      (642,896)      (660,419)      (341,426)     (5,629,024)
                                                         ----------     ----------     ----------     ----------     -----------
Net cash provided (used) by operating activities.....       152,050        363,712      1,372,164        917,492      (1,836,847)
                                                         ----------     ----------     ----------     ----------     -----------
Cash flows from investing activities:
    Payments for purchase of Viscosa, net of cash
      acquired.......................................            --             --             --             --     (17,555,091)
    Payments for purchase of property and
      equipment......................................    (1,850,521)    (1,135,155)      (951,081)      (590,977)     (2,961,550)
    Proceeds from sale of ESBU.......................            --             --      1,716,960             --              --
                                                         ----------     ----------     ----------     ----------     -----------
Net cash provided (used) by investing activities.....    (1,850,521)    (1,135,155)       765,879       (590,977)    (20,516,641)
                                                         ----------     ----------     ----------     ----------     -----------
Cash flows from financing activities:
    Net decrease in line of credit borrowings........      (672,464)    (1,359,567)    (1,027,969)    (1,027,969)             --
    Net proceeds from sale of common stock...........     3,676,348             --             --             --      26,291,321
    Net proceeds from exercise of stock options and
      warrants.......................................            --        158,279        385,797        279,797          78,771
    Proceeds from issuance of notes payable..........            --      5,297,500      5,650,000      5,650,000       9,124,022
    Repayment of notes payable.......................    (1,523,773)    (3,147,614)    (5,329,172)    (5,148,268)     (6,609,341)
    Increase in loan origination costs...............            --        (63,927)        (9,539)            --          (2,483)
    (Increase) decrease in deferred costs............       208,035                      (286,256)       (34,921)        286,256
                                                         ----------     ----------     ----------     ----------     -----------
Net cash provided (used) by financing activities.....     1,688,146        884,671       (617,139)      (281,361)     29,168,546
                                                         ----------     ----------     ----------     ----------     -----------
Net increase (decrease) in cash......................       (10,325)       113,228      1,520,904         45,154       6,815,058
Cash and cash equivalents at beginning of period.....        53,593         43,268        156,496        156,496       1,677,400
                                                         ----------     ----------     ----------     ----------     -----------
Cash and cash equivalents at end of period...........    $   43,268     $  156,496     $1,677,400     $  201,650     $ 8,492,458
                                                         ==========     ==========     ==========     ==========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
    Interest.........................................    $  596,869     $  585,021     $  775,921     $  598,199     $   704,495
    Income taxes.....................................       343,611        276,010        817,589        458,970       1,068,000
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
The Company sold substantially all the assets of the
  ESBU in August 1996. Portions of the payment
  received by the Company were non-cash in nature, as
  follows:
    Long-term note receivable from buyer of ESBU.....                                  $  200,000
    Debt assumed by buyer of ESBU....................                                     581,277
                                                                                       ----------
                                                                                       $  781,277
                                                                                       ==========
The Company sold the remaining assets of the ESBU in
  June 1996. The payment received by the Company was
  non-cash in nature, as follows:
    Long-term note receivable from buyer of ESBU.....                                                                $   206,000

       The accompanying notes are an integral part of these statements.


                            ZOLTEK COMPANIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  Principles of consolidation

    Zoltek Companies, Inc. (the ``Company'') is a holding company, having no operations of its own. Zoltek Corporation (``Zoltek'') develops, manufactures and markets advanced materials and industrial products for selected niche markets. The Carbon Fibers Business Unit of Zoltek manufactures carbon fibers used in aircraft brakes and other composite materials. In August 1995, the Company's Board of Directors authorized the disposition of the Company's former Equipment and Services Business Unit (``ESBU''), which supplied industrial process equipment, aftermarket components and repair services. These operations have been classified as a discontinued operation (Note 12). Zoltek Magyar Viscosa Rt (``Viscosa'') manufactures and markets acrylic and nylon fibers and yarns to the textile industry. Other Viscosa products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. In addition, Viscosa provides public works services for plant use and to the town of Nyergesujfalu, Hungary. Viscosa maintains its accounting records in accordance with Hungarian law. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Viscosa's consolidated balance sheet was translated from Hungarian Forints to U.S. Dollars at the exchange rate in effect at the balance sheet date, while its consolidated statements of operations were translated using the average exchange rates in effect during the period. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Zoltek. The accounts of Viscosa from the date of its acquisition have been included in the Company's unaudited financial statements at June 30, 1996 and for the nine months then ended. All significant intercompany transactions and balances have been eliminated.


  Revenue recognition

    The Company recognizes sales on the date the products are shipped. During 1995, approximately $4,658,000 and $3,780,000, respectively, of total Carbon Fibers Business Unit's sales revenue was earned from two customers. During 1994, approximately $3,756,000 and $1,734,000, respectively, of the Carbon Fibers Business Unit's sales revenue was earned from the same two customers. During 1993, approximately $2,583,000 of total Carbon Fibers Business Unit's sales revenue was earned from a single customer.

  Concentration of credit risk

    Products of the Carbon Fibers Business Unit are primarily sold to customers in the aerospace and automotive industries. While the market is geographically unlimited, most of Zoltek's business is with customers located in North America. Zoltek performs on-going credit evaluations of its customers and generally does not require collateral. Zoltek maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 1995, Zoltek had no significant concentrations of credit risk.

  Inventories

    Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market.

  Property and equipment

    Property and equipment are stated at cost. Expenditures which improve the asset or extend the useful life are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 1993, 1994 and 1995. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)


    The Company provides for depreciation by charging amounts sufficient to amortize the cost of the properties over their estimated useful lives using primarily straight line methods. The range of estimated useful lives used in computing depreciation is as follows:

Buildings and improvements......................  10 to 31.5 years
Automobiles.....................................  3 to 5 years
Machinery and equipment.........................  5 to 10 years
Furniture and fixtures..........................  7 to 10 years

    The Company uses primarily accelerated depreciation methods for income tax purposes.

  Research and development expenses

    Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Such costs were approximately $60,000, $263,000 and $370,000 in 1993, 1994 and 1995.

  Income taxes

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), ``Accounting for Income Taxes'' which did not have a material impact on the Company's financial statements. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax expense (benefit) is the result of changes in the liability for deferred taxes.


  Interim information

    The interim financial information at June 30, 1996 and for the nine-month periods ended June 30, 1995 and 1996 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results are not necessarily indicative of results for any future period.

  Net income per common share

    Net income per common share is calculated based on the weighted average number of common shares outstanding during the respective periods. All share and per share date have been adjusted to give retroactive effect to the recapitalizations and stock splits described in Note 9.


2. ACQUISITION

    On December 8, 1995, the Company completed the acquisition of Viscosa. Pursuant to agreements with the Hungarian State Property Agency and other shareholders and lenders, the Company acquired approximately 95% of the equity ownership and substantially all the debt of Viscosa for approximately $18 million. Substantially all the remaining equity is owned by Viscosa's employees. In the second quarter of fiscal 1996, the Company made $3 million available to fund Viscosa's working capital requirements. The Company believes that Viscosa's operations may require an additional $2 million during the remainder of fiscal 1996 to supplement Viscosa's internally generated funds. The Viscosa acquisition is reported under the purchase method of accounting and is included in the Company's consolidated financial statements from the date of acquisition. The preliminary purchase price allocation includes assets and liabilities acquired at their estimated fair values. The excess of the fair market value of the assets acquired over the purchase price was allocated to reduce property and equipment.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)


    The preliminary purchase price allocation reflects the recording at the acquisition date of a liability of $3,950,000 related to the estimated cost for reorganization of the acquired operations, including modification of facilities layout and possible demolition of obsolete buildings, and product rationalization, including employee severance and exit costs. The liability also includes reserves for payment of certain liabilities that were incurred prior to acquisition, and recognition of the liability associated with previous employment grants.

    The Company is currently working on a definitive plan to rationalize and consolidate production lines and exit certain businesses. In accordance with generally accepted accounting principles, any adjustment of this liability upon the finalization of the purchase price allocation within one year of the acquisition date will be allocated against the carrying value of property and equipment.


    Set forth below are unaudited pro forma combined results of operations of Zoltek and Viscosa for the nine months ended June 30, 1996 as if the Viscosa acquisition had been completed as of October 1, 1995 and for the nine months ended June 30, 1995 as if the Viscosa acquisition had been completed as of October 1, 1994:


                                                                        NINE MONTHS ENDED
                                                                            JUNE 30,
                                                                       --------------------
                                                                       1995            1996
                                                                       ----            ----
                                                                            (UNAUDITED)
Net sales........................................................   $47,290,199     $58,579,383
Income (loss) before extraordinary items.........................    (1,926,290)      3,605,058
Net income.......................................................     8,701,029<F*>   3,577,101
Net income per share.............................................           .69             .26

- --------

<F*>
  The period ended June 30, 1995 includes extraordinary items related to the sale of certain of Viscosa's assets and the forgiveness of certain of its debt in December 1994 for a net gain of $10.6 million, relating to the Viscosa operations.


3. INVENTORIES

    Inventories consist of the following:


                                                                          SEPTEMBER 30,
                                                                       -------------------         JUNE 30,
                                                                       1994           1995           1996
                                                                       ----           ----         --------
                                                                                                  (UNAUDITED)

Raw materials....................................................   $  358,801     $1,091,113     $ 5,563,050
Work-in-process..................................................      198,626        106,343       1,454,508
Finished goods...................................................    3,100,497      1,929,883       7,141,229
                                                                    ----------     ----------     -----------
                                                                    $3,657,924     $3,127,339     $14,158,787
                                                                    ==========     ==========     ===========

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)


4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:


                                                                           SEPTEMBER 30,
                                                                       --------------------          JUNE 30,
                                                                       1994            1995            1996
                                                                       ----            ----          --------
                                                                                                    (UNAUDITED)
Land.............................................................   $   419,009     $   314,009     $ 1,040,904
Buildings and improvements.......................................     5,883,892       5,290,932      14,723,332
Machinery and equipment..........................................     7,938,217       7,272,943      20,440,503
Furniture and fixtures...........................................       745,095         718,687       2,115,771
Automobiles......................................................       103,259              --              --
Construction in progress.........................................            --              --         647,308
                                                                    -----------     -----------     -----------
                                                                     15,089,472      13,596,571      38,967,818
Less: accumulated depreciation...................................    (4,777,106)     (4,240,798)     (6,080,580)
                                                                    -----------     -----------     -----------
                                                                    $10,312,366     $ 9,355,773     $32,887,238
                                                                    ===========     ===========     ===========

5. INCOME TAXES

    The components of the provision (benefit) for income taxes for the years ended September 30, are as follows:


                                                                      1993         1994          1995
                                                                      ----         ----          ----
From continuing operations:
Current:
    Federal......................................................   $ 39,398     $(18,178)    $  776,536
    State........................................................     12,059       40,979         74,177
                                                                    --------     --------     ----------
                                                                      51,457       22,801        850,713
Deferred.........................................................     44,000      359,038          4,000
                                                                    --------     --------     ----------
                                                                    $ 95,457     $381,839     $  854,713
                                                                    --------     --------     ----------

From discontinued operations:
Current:
    Federal......................................................    233,202      125,178        271,416
    State........................................................     36,541       11,983         22,871
                                                                    --------     --------     ----------
                                                                     269,743      137,161        294,287
                                                                    --------     --------     ----------
                                                                    $365,200     $519,000     $1,149,000
                                                                    ========     ========     ==========

    Refundable income taxes at September 30, 1994 represent refunds resulting from amended returns filed for prior years to expense research and development costs and recognize tax credits. The benefit of these amended returns is reflected as a reduction of the current tax provision. Refundable income taxes at September 30, 1993 represent estimated tax payments made in excess of the provision for current taxes.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

    Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Amounts giving rise to the deferred income tax liability at September 30 are as follows:

                                                                      1994         1995
                                                                      ----         ----
Depreciation.....................................................   $689,080     $708,205

Inventories......................................................    (25,142)     (48,943)

Accrued vacation pay.............................................    (28,659)     (23,800)

State tax, net of federal tax benefit............................     35,752       35,994

Accrued health fund..............................................     (9,930)     (13,781)

Other............................................................    (37,101)     (29,675)
                                                                    --------     --------

                                                                     624,000      628,000

    Less: tax benefit of stock options...........................    (44,000)    (106,000)
                                                                    --------     --------

    Total deferred tax liability.................................   $580,000     $522,000
                                                                    ========     ========

    The provision for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows:

                                                                      1993         1994          1995
                                                                      ----         ----          ----
At statutory rate:

  Income taxes on income from continuing operations..............   $ 78,673     $401,350     $  827,000

  Income taxes on income from discontinued operations............    238,393      117,356        255,000

Increases (decreases):

  State taxes, net of federal benefit............................     30,348       44,617         64,000

  R & D tax credits, net of federal benefit......................                 (52,441)       (15,000)

  Other..........................................................    (26,514)       8,118         18,000

  Effect of graduated rates......................................     44,300
                                                                    --------     --------     ----------

                                                                    $365,200     $519,000     $1,149,000
                                                                    ========     ========     ==========

    The components of the deferred income tax provision are as follows for the years ended September 30:

                                                                      1993         1994          1995
                                                                      ----         ----          ----
Depreciation/fixed assets........................................   $ 28,491     $386,615     $   19,125

Inventories......................................................      2,128       (8,491)       (23,801)

Accrued vacation pay.............................................     (5,160)      (8,817)         4,859

Accrued health fund..............................................                  (9,930)        (3,851)

State tax, net of federal tax benefit............................     (3,512)       9,663            242

AMT credit carryover.............................................     67,731

Other............................................................    (45,678)     (10,002)         7,426
                                                                    --------     --------     ----------

                                                                    $ 44,000     $359,038     $    4,000
                                                                    ========     ========     ==========

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

    The Tax Reform Act of 1986 expanded the corporate alternative minimum tax (``AMT''). Under this Act, the Company's tax liability is the greater of its regular tax or the AMT. To the extent that the Company's AMT liability exceeds its otherwise determined tax liability, an AMT credit is generated which may be applied against future tax liabilities. At September 30, 1992, the Company had AMT credits of approximately $67,731 generated during 1992 which were fully utilized in 1993.

6. FINANCING

  Credit agreements

    The Company has a revolving credit agreement which bears interest at .5% over prime (prime rate at September 30, 1995 was 8.5%) with a maximum available of the lesser of $2,500,000 or the sum of 85% of qualified accounts receivable plus 50% of qualified inventory. Interest is due monthly and the outstanding principal balance is payable on June 1, 1996 if not called on demand. At September 30, 1995, the unused portion of the line of credit amounted to $2,500,000.

  Long-term debt

    Long-term debt consists of the following:

                                                                                                        SEPTEMBER 30,
                                                                                                        -------------
                                                                                                     1994           1995
                                                                                                     ----           ----
Equipment loans:

Note payable with interest at 5%, payable in monthly installments of $3,333 principal plus interest on the outstanding balance to maturity in November 1996, at which time the remaining
  principal balance is due.....................................................................   $  283,333     $  243,333

Note payable with interest at 9%, payable in monthly installments of principal and interest of
  $62,458 to maturity in November 1999.........................................................           --      2,366,779

Real estate loans:

Note payable with interest at 9.95%, payable in monthly installments of principal and interest
  of $19,288 to maturity in September 2009.....................................................    1,800,000      1,744,950

Note payable with interest at 9.5%, payable in monthly installments of principal and interest
  of $27,672 to maturity in December 2009......................................................           --      2,580,637

Note payable with interest at 12.2%, payable in monthly installments of principal and interest of $5,583 to maturity in March 2005, at which time the remaining principal balance is due
  (Note 12)....................................................................................      393,653             --

Note payable with interest at 4%, payable in monthly installments of principal and interest of
  $1,016 to maturity in January 2024 (Note 12).................................................      209,570             --

Working capital note payable, repaid November 1994.............................................      933,333             --

Equipment note payable, refinanced November 1994...............................................    1,303,803             --

Real estate note payable, refinanced December 1994.............................................    2,272,456             --
                                                                                                  ----------     ----------

                                                                                                   7,196,148      6,935,699

Less: amounts payable within one year..........................................................     (633,702)      (744,542)
                                                                                                  ----------     ----------

                                                                                                  $6,562,446     $6,191,157
                                                                                                  ==========     ==========

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)


    Following is a schedule of required principal payments of long-term debt:

 YEAR ENDING
SEPTEMBER 30,                                            TOTAL
- -------------                                            -----

1996..............................................    $  744,542

1997..............................................       976,711

1998..............................................       907,218

1999..............................................       685,243

2000..............................................       222,556

Thereafter........................................     3,399,429
                                                      ----------

                                                      $6,935,699
                                                      ==========

    The revolving credit agreement and notes payable, aggregating $2,610,112 at September 30, 1995 are secured by accounts receivable, inventories, machinery and equipment, and general intangibles. The remaining notes payable are secured by real estate holdings.

    Under the terms of the revolving credit agreement and certain long-term debt, Zoltek is required to maintain a minimum level of tangible net worth and there are restrictions on capital expenditures. The Company is in compliance with the debt covenants at September 30, 1995.

7. COMMITMENTS AND CONTINGENCIES

  Lease

    Land at the carbon fibers manufacturing facility is leased under an operating lease which provides for 100% real estate tax abatement and expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease required a prepayment of $50,000 for rental through October 1993 and requires annual rental payments of $57,991 through October 2010. Rental expense related to this lease was $16,668, $54,552 and $57,991 for the years ended September 30, 1993, 1994 and 1995, respectively.

  Legal

    The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company.

8. PROFIT SHARING PLAN

    The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed one year of service and attained 21 years of age. The Company's contribution to the plan is determined annually by the Board of Directors. Contributions of $55,000 and $75,000 were made for the years ended September 30, 1994 and 1995, respectively. No contribution was made for the year ended September 30, 1993.

9. RECAPITALIZATIONS AND STOCK SPLIT

    In August 1992, the Company's authorized capital structure was changed to 8,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. In addition, pursuant to a stock dividend the Company split its shares of common stock at a rate of 4,000 to 1, thereby increasing issued and outstanding shares from 1,500 to 6,000,000.

    On August 31, 1995 the Company announced a three-for-two stock split (payable in the form of a 50% stock dividend). The dividend was paid on September 29, 1995 to shareholders of record on September 15, 1995.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

    In February 1996, the Company's authorized capital structure was changed to 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

    On May 20, 1996, the Company announced a two-for-one stock split (payable in the form of a 100% stock dividend). The stock dividend was paid June 17, 1996 to shareholders of record on June 3, 1996.

    All share and per share amounts in the accompanying financial statements and notes have been adjusted to give retroactive effect to the stock split for all periods presented except for on the Consolidated Statement of Changes in Shareholders' Equity and Balance Sheet. In these statements, shares issued and outstanding prior to June 17, 1996 are reported on a pre-split basis.


10. STOCK OPTIONS AND WARRANTS

  Initial Public Offering

    In November 1992, the Company completed an initial public offering of 3,300,000 shares of common stock and received net proceeds of $3.7 million. The Company applied $1.4 million of the net proceeds to reduce indebtedness and $631,000 was used to reduce accounts payable. The remaining $1.7 million was utilized for capital expenditures. In conjunction with the offering, the Company sold warrants to purchase 165,000 shares of the Company's common stock at an exercise price per share equal to the initial public offering price of $1.33 per share (increasing annually by 7% of the initial public offering price) to the representatives of the underwriters, for an aggregate price of $100. These warrants were exercised during fiscal year 1995 at $1.43 per share.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

  Long-term Incentive Plan

    In July 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the Committee) to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Outstanding stock options expire 10 years from the date of grant or not later than three months after termination of employment. Currently, 900,000 shares of common stock may be issued pursuant to awards under the plan. Options granted in 1993 vest ratably over a three-year period commencing on the date of grant. Options granted in 1995 vest 100% five years from the date of grant. The options were issued at an option price equal to the market price on the date of grant. Information related to stock options during the three years ended September 30, 1995 is as follows:

                                                                    NUMBER OF       OPTION
                                                                     SHARES          PRICE
                                                                    ---------       ------

Shares under option at
  September 30, 1992.............................................          --     $       --

    Granted......................................................     445,500           1.33

    Exercised....................................................          --             --

    Forfeited....................................................      45,000
                                                                      -------           1.33

Shares under option
  at September 30, 1993..........................................     400,500           1.33

    Granted......................................................          --             --

    Exercised....................................................      85,710           1.33

    Forfeited....................................................      61,290           1.33
                                                                      -------

Shares under option
  at September 30, 1994..........................................     253,500           1.33

    Granted......................................................     390,000      3.42-6.25

                                                                       80,490           1.33
    Exercised....................................................

    Forfeited....................................................      69,510           1.33
                                                                      -------

Shares under option
  at September 30, 1995..........................................     493,500      1.33-6.25
                                                                      =======

  Directors Stock Option Plan

    In July 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 3,000 shares of common stock at the then fair market value will be issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 3,000 shares of common stock, at the then fair market value. Pursuant to the plan, options to purchase 12,000 shares at an exercise price of $1.33 per share, 12,000 shares of common stock at an exercise price of $2.34 per share and 37,500 shares of common stock at an exercise price of $4.34 per share were outstanding as of September 30, 1995. The options expire in 2002, 2004 and 2005, respectively.

11. SECONDARY STOCK OFFERING

    Pursuant to a secondary public offering in November 1995, the Company sold 4,170,000 shares of common stock and received net proceeds of $26.3 million. The Company used approximately $18 million to fund the purchase of Viscosa and plans to utilize the remaining proceeds for Viscosa's working capital needs, and general corporate purposes, including capital expenditures.

                            ZOLTEK COMPANIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED JUNE 30, 1996 IS UNAUDITED)

12. DISCONTINUED OPERATIONS

    In view of ESBU's operating performance, demands of the unit on the Company's finite managerial resources and the perceived opportunities in the carbon fibers operations, the Company's Board of Directors authorized in August 1995 the disposition of the Company's equipment and services business unit. Revenues from the equipment and services business unit were $7,226,000, $6,725,000 and $5,848,000 in fiscal 1993, 1994 and 1995, respectively.

    On August 31, 1995, the Company sold the valves, pumps and repair and fluid-sealing product lines for aggregate consideration of approximately $2.5 million (consisting of $1.7 million cash, $586,000 of debt assumption and a note receivable for $200,000). The sale resulted in an after-tax gain of approximately $230,000 for financial statement reporting purposes which was recorded in the fourth quarter of fiscal 1995. The Company sold the unit's remaining product line, flexible graphite products, on June 30, 1996 in consideration of a note receivable for $206,000, which approximated the net book value of such assets.

13. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                        FISCAL YEAR 1994                            1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
                        ----------------                            -----------    -----------    -----------    -----------
Net sales........................................................   $  1,433,214   $  2,147,051   $  2,245,762   $ 2,094,624

Gross profit.....................................................        633,222        778,781      1,042,180       964,205

Income from continuing operations................................         85,290        181,424        232,026       299,862

Income from discontinued operations..............................         88,332         41,107         22,178        56,389

Net income.......................................................   $    173,622   $    222,531   $    254,204   $   356,251

Earnings per share:

    Income from continuing operations............................   $       0.01   $       0.02   $       0.03   $      0.03

    Income from discontinued operations..........................           0.01           0.00           0.00          0.01
                                                                    ------------   ------------   ------------   -----------

    Net income...................................................   $       0.02   $       0.02   $       0.03   $      0.04
                                                                    ============   ============   ============   ===========


                        FISCAL YEAR 1995                            1ST QUARTER    2ND QUARTER    3RD QUARTER  4TH QUARTER<F*>
                        ----------------                            -----------    -----------    -----------  ---------------

Net sales........................................................   $  2,401,970   $  3,302,401   $  2,970,171   $ 4,023,016

Gross profit.....................................................      1,079,000      1,245,957      1,231,653     1,425,069

Income from continuing operations................................        321,635        352,034        375,536       527,866

Income from discontinued operations..............................         47,785         89,578         72,350       245,799

Net income.......................................................   $    369,420   $    441,612   $    447,886   $   773,665

Earnings per share:

    Income from continuing operations............................   $       0.03   $       0.04   $       0.04   $      0.05

    Income from discontinued operations..........................           0.01           0.01           0.01          0.03
                                                                    ------------   ------------   ------------   -----------

    Net income...................................................   $       0.04   $       0.05   $       0.05   $      0.08
                                                                    ============   ============   ============   ===========

Note: Quarterly earnings per share have been adjusted to reflect the two-for-one stock split (in the form of a stock dividend) which occurred on June 17, 1996 (Note 9).
- ----------
<F*>
  In the fourth quarter of 1995, income from discontinued operations includes the gain on sale of a portion of the ESBU of $230,000.

                                    ZOLTEK

================================================================================
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          --------------------------

                               TABLE OF CONTENTS
                                                                  PAGE
                                                                  ----
Available Information......................................          2
Documents Incorporated by Reference........................          2
Prospectus Summary.........................................          3
Risk Factors...............................................          6
Use of Proceeds............................................         11
Price Range of Common Stock and Dividend Policy............         11
Capitalization.............................................         12
Selected Consolidated Financial Data.......................         13
Pro Forma Condensed Combined Financial Information.........         14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................         17
Business...................................................         22
Management.................................................         29
Principal Shareholders and Security Ownership of
  Management...............................................         31
Description of Capital Stock...............................         31
Underwriting...............................................         34
Legal Matters..............................................         35
Experts....................................................         35
Index to Consolidated Financial Statements.................        F-1

- --------------------------------------------------------------------------------
================================================================================

                               2,000,000 SHARES

                                   ZOLTEK

                            ZOLTEK COMPANIES, INC.

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.
                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

                                          , 1996

- --------------------------------------------------------------------------------
================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows. All of the amounts except the SEC registration fee, NASD filing fee and the Nasdaq listing fee are estimates.

                                         ITEM                                              AMOUNT
                                         ----                                              ------

SEC registration fee..................................................................    $ 25,776

NASD filing fee.......................................................................       7,975

Nasdaq listing fee....................................................................      17,500

Printing expenses.....................................................................      90,000

Legal fees and expenses...............................................................     105,000

Accounting fees.......................................................................      95,000

Fees and expenses for qualification under state securities laws.......................      10,000

Transfer agent's fees and expenses....................................................       2,000

Miscellaneous.........................................................................      46,749
                                                                                          --------

    Total.............................................................................    $400,000
                                                                                          ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.
Article VII of the Articles of Incorporation of the Registrant provides that the Registrant shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

    Section 6 of the Purchase Agreement provides for indemnification by the Underwriters of the Registrant's officers and directors for certain liabilities under the Securities Act.

ITEM 16. EXHIBITS

    See Exhibit Index at page II-4 which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Articles of Incorporation of the Registrant or the laws of the State of Missouri or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on August 26, 1996.

                                      ZOLTEK COMPANIES, INC.

                                      By           /s/ ZSOLT RUMY
                                        ----------------------------------------
                                                    Zsolt Rumy,
                                              Chairman of the Board,
                                        President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated:

                  /s/ ZSOLT RUMY                     Chairman of the Board and                August 26, 1996
- --------------------------------------------------     President (Chief Executive
                    Zsolt Rumy                         Officer)

               /s/ WILLIAM P. DOWNEY                 Chief Financial Officer                  August 26, 1996
- --------------------------------------------------     (Principal Accounting Officer)
                 William P. Downey

                       <F*>                          Director                                 August 26, 1996
- --------------------------------------------------
                  James W. Betts

                       <F*>                          Director                                 August 26, 1996
- --------------------------------------------------
                    Linn Bealke

                                                     Director                                 August   , 1996
- --------------------------------------------------
                  Charles A. Dill

                       <F*>                          Director                                 August 26, 1996
- --------------------------------------------------
                    James Dorr

                       <F*>                          Director                                 August 26, 1996
- --------------------------------------------------
                  John L. Kardos

- --------

<F*>By:              /s/ ZSOLT RUMY
        ---------------------------------------------
                       Zsolt Rumy
                    Attorney-in-fact

    Zsolt Rumy, by signing his name hereto, does sign this document on behalf of the individuals named above, pursuant to a power of attorney duly exercised by such individuals, previously filed as Exhibit No. 24.1.

                                 EXHIBIT INDEX

 EXHIBITS                                                          DESCRIPTION
 --------                                                          -----------


     1.1       Form of Purchase Agreement is filed herewith

     2.1       Form of Share Purchase Agreement, by and among Allami Privatizacios Es Vagyonkezelo Reszvenytarsasag, Magyar
                 Viscosa Rt. and Zoltek Corporation, filed as Exhibit 2.1 to Registrant's Registration Statement on Form S-1 (Reg.
                 No. 33-97294) is incorporated herein by this reference

     2.2       Agreement on Sale of Lease Receivables, dated September 20, 1995, by and between Zoltek Corporation and Central
                 European International Bank Ltd., filed as Exhibit 2.2 to Registrant's Registration Statement on Form S-1 (Reg.
                 No. 33-97274) is incorporated herein by this reference

     2.3       Agreement on Sale of Shares, dated September 20, 1995, with respect to 14.132 pcs of preferred shares of Magyar
                 Viscosa Rt by and between Zoltek Corporation and CIB Hungarian Bank Rt, filed as Exhibit 2.3 to Registrant's
                 Registration Statement on Form S-1 (Reg. No. 33-97294) is incorporated herein by this reference

     2.4       Agreement on Sale of Shares, dated September 20, 1995, with respect to 14.934 pcs of ordinary shares and 29.534 pcs of preferred shares of Magyar Viscosa Rt by and between Zoltek Corporation and CIB Hungarian Bank Rt, filed as
                 Exhibit 2.4 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-97294) is incorporated herein by this reference

     2.5       Sales Agreement, dated September 22, 1995, by and between Zoltek Corporation and Bank of Hungarian Savings
                 Cooperatives, Ltd., filed as Exhibit 2.5 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-97294)
                 is incorporated herein by this reference

     2.6       Agreement on Sale of Shares, dated September 12, 1995, by and between Zoltek Corporation and Allami Fejlesztesi
                 Intezet, filed as Exhibit 2.6 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-97294) is
                 incorporated herein by this reference

     2.7       Agreement on Sale of Shares Issued By Magyar Viscosa Rt, dated September 21, 1995, by and between Zoltek
                 Corporation and Inter-Europa Bank Rt, filed as Exhibit 2.7 to Registrant's Registration Statement on Form S-1
                 (Reg. No. 33-97294) is incorporated herein by this reference

     2.8       Agreement on Sale of Loan Receivables by and between Zoltek Corporation and Inter-Europa Bank Rt, filed as Exhibit
                 2.8 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-97294) is incorporated herein by this reference

     2.9       Agreement on Sale of Loan Receivables and Shares, dated September 12, 1995, by and between Zoltek Corporation and
                 Creditanstalt Rt, filed as Exhibit 2.9 to Registrant's Registration Statement on Form S-1 (Reg. No. 33-97294) is
                 incorporated herein by this reference

     4.1       Form of certificate for Common Stock, filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (Reg.
                 No. 33-51142) is incorporated herein by this reference

     5.1       Opinion of Thompson Coburn is filed herewith

    23.1       Consent of Price Waterhouse LLP is filed herewith

    23.2       Consent of Price Waterhouse (Budapest) is filed herewith

    23.3       Consent of Thompson Coburn (included in Exhibit 5.1)

    24.1       Power of Attorney<F*>

- --------

<F*> Previously filed on July 3, 1996.